
07046251

SEABOARD CORPORATION



2006 Annual Report


PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

SEABOARD CORPORATION

Description of Business

Seaboard Corporation is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.

Table of Contents

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature; and statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard's ability to obtain adequate financing and liquidity, (ii) the price of feed stocks and other materials used by Seaboard, (iii) the sales price or market conditions for pork, sugar and other products and services, (iv) statements concerning management's expectations of recorded tax effects under existing circumstances, (v) the ability of the Commodity Trading and Milling segment to successfully compete in the markets it serves and the volume of business and working capital requirements associated with the competitive trading environment, (vi) the charter hire rates and fuel prices for vessels, (vii) the stability of the Dominican Republic's economy and demand for power, related spot market prices and collection of receivables in the Dominican Republic, (viii) the effect of the fluctuation in exchange rates for the Dominican Republic peso, (ix) the potential impact of the EPA consent decrees, and various environmental actions pending or threatened against Seaboard, (x) statements concerning profitability or sales volume of any of Seaboard's segments, (xi) the impact of the 2005 Daily's acquisition in enhancing Seaboard's ability to venture into other further processed pork products, (xii) the timetable for the Triumph Foods pork processing plant to reach full double shift operating capacity, (xiii) the anticipated costs and completion timetable for Seaboard's scheduled capital improvements, or (xiv) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to a variety of factors. The information contained in this report, including without limitation the information under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Letter to Stockholders", identifies important factors which could cause such differences.

SEABOARD CORPORATION

Letter to Stockholders

2006 was a landmark year for Seaboard.

Harry Bresky has retired after 58 years of dedicated leadership and service to Seaboard. Many stockholders, and certainly many employees, customers and people associated with Seaboard, know the enormous influence he has had throughout the years. He is Seaboard, and the values he has instilled, and the culture and philosophy he has brought to bear have had an indelible influence on all of us. His work has led us in many directions over the years, and at the same time has brought growth, opportunity and financial success to Seaboard. Indeed, the seeds Harry Bresky sowed many years ago in creating our major divisions are now bearing financial fruit, and as importantly, his presence, attitude, philosophy and values are those same elements which make this Company what it is today: a professional, free-thinking and customer driven organization. For those long-term owners of Seaboard stock, you know the rich history, the successes and failures and the somewhat unconventional approach of our Company. I hope these defining qualities will compel you to remain loyal and patient owners. It has been an interesting journey to date, and I can speak for many in saying that we have enjoyed the ride.

We don't usually highlight our financial accomplishments, but because we have had a remarkable run over the last three years, it gives me great pleasure to note a few highlights: since the beginning of 2004, our combined operating income has exceeded our previous 25 years combined, stockholder's equity has more than doubled and our stock price has appreciated over 500 percent. It would be nice to consider these highlights as reflecting a trend but, realistically, it is more likely that they reflect a spike within a trend.

Seaboard Foods performed well in 2006, with revenues only slightly below 2005's record. Although we are beginning to see softening in pork prices, we continue to implement our strategy to produce more value-added products. Moving further down the production chain is expected to result in products that command higher margins, and should help insulate the Company from the cyclical nature of market prices for pork. 2006 was the first full year of operations for our Daily's acquisition, bringing variety to our product offerings and higher revenue to the Company. In addition, early in 2006, we began marketing products from the newly-completed Triumph Foods plant, which provides us additional scale and an alternative source of product. We look forward to Triumph Foods' expansion of its processing capacity in 2007 and the opportunity to enhance and expand our marketing efforts.

We continue to invest in our Pork Division in 2007. In November 2006, we began construction on a new bio-diesel plant that will provide alternative outlets for some of our by-products and enhance our vertically integrated structure. We also continue to make investments in production assets that are designed to drive costs lower and allow for the growth in demand we have experienced over the past few years.

Seaboard Marine achieved all-time record sales, cargo volumes and operating income in 2006 despite volatile fuel and vessel charter hire expenses. Through careful consideration of cargo flows and customer requirements, over the past few years, we have been able to introduce new routes and additional ports of call which have added to our level of service and flexible structure. Quick decision-making, creative solutions and a good feel for market conditions have helped us achieve results which have, quite frankly, exceeded our expectations. In 2007, we plan on making significant investments in marine equipment, vessels, port infrastructure and business systems which we believe will help us solidify our cost structure and enhance customer service. If stable political and economic conditions prevail, we expect to enjoy another positive year in 2007.

2006 marked the third consecutive year of higher operating margins for the Commodity Trading and Milling Division. We continue to build on our grain processing and trading base. In 2006, we added another East African location to our flour milling portfolio, and we have near term plans to add grain processing and grain terminal locations in both Latin America and Africa, including greenfield sites. On the commodity trading side, we continue to build on our customer base, and are entering new markets which will complement our milling activities and should give us certain competitive advantages over conventional commodity merchandising companies. In August of 2006, David Dannov took over my responsibilities as President of the Commodity Trading and Milling division. Dave has been a key component in the division for 17 years and he is well-prepared to bring further value to our trading and milling business.

Tabacal, our Sugar and Citrus division in Argentina, performed well in 2006, with substantially higher sales and operating income compared to the prior two years. International sugar markets were strong, as the nexus with the energy markets was established and sugar prices rose as a result. Despite the local government restrictions placed on the price of domestic sugar, our local selling prices also increased, albeit slightly. In 2007, we plan to expand our alcohol distillery operations at Tabacal, as well as increase our production levels of sugar.

S E A B O A R D   C O R P O R A T I O N

Letter to Stockholders

Since 2004, we have cautioned that these operating results are extraordinary, and that going forward, we expect to return to normalized levels of profitability which are more in line with our commodity-driven businesses. At the risk of sounding like "Chicken Little," there is no doubt that 2007 will present some challenges not present in prior years.

First and foremost, we fully expect that our raw material costs for grain will be significantly higher this year, and could have a detrimental affect on the financial results of our Pork and Commodity Trading and Milling Divisions. Many of you are aware of the demand-driven fundamentals affecting the grain and oilseed markets, namely the ethanol industry boom, the increased participation of hedge and money funds in the derivative markets, and the continued political and economic push toward a higher degree of self-reliance for our energy needs in the United States. Domestically, Seaboard uses about 1.4 million tons of corn and protein meals in our animal rations, and overseas, the Company processes and trades over 3 million tons of wheat, corn and soybean meal. Commodity analysts are calling for significant price increases in the grain markets this year without corresponding price increases in meat prices. In addition, in many of our overseas locations, elasticity in demand will undoubtedly limit our ability to maintain or grow volumes in wheat flour, maize meal and manufactured feeds as we attempt to pass along our higher raw material costs. Our challenge this year will be to pay particular attention to this area and do what we can to manage our grain input costs and maximize their value.

Secondarily, the political landscape has changed in certain key countries in the Americas and in Africa, which could have financial repercussions for our international businesses, including Seaboard Marine, our foreign milling operations and Tabacal. We have enjoyed the benefits of a steady push toward free market economics, however, in some locations, the momentum has shifted in other directions. We are cautiously optimistic that, given the basic and essential services and products we provide in these countries undergoing political change, we will be insulated from significant disruptions and will maintain and perhaps increase our market share. As foreign investors in sovereign lands, our best protection is to make ourselves indispensable and invaluable in each and every country in which we operate.

In 2006 Seaboard generated $284 million in operating cash flow, paid down $91 million in debt, and added cash and additional working capital to the balance sheet. As a result, we are well positioned financially to take advantage of market opportunities and business acquisitions as they arise. Interest rates are relatively low and general market values are reasonable, which should allow us to find and fund businesses which can add depth and breadth to our Company. Obviously, we need to be cautious in our approach and not only find the right economic investment, but also the right mixture of people and assets which complement our existing structure. It is critical for us to look beyond the numbers and into the chemistry of any business combination.

On behalf of my father as Chairman and patriarch of Seaboard, I would like to thank all of our employees who dedicate their days, and oftentimes nights and weekends, to the Company and work as much for personal and company pride as they do for monetary compensation. I may be a bit biased, but I sincerely believe that we have one of the most dynamic companies in operation today.



Steven J. Bresky
President and
Chief Executive Officer

SEABOARD CORPORATION

Division Summaries

Pork Division

Seaboard's Pork Division is one of the largest vertically integrated pork processors in the United States. Seaboard is able to control animal production and processing from research and development in nutrition and genetics, to the production of high quality meat products at our processing facility.

Seaboard's processing facility is located in Guymon, Oklahoma. The facility has a daily double shift capacity to process approximately 16,000 hogs and generally operates at capacity with additional weekend shifts depending on market conditions. Seaboard produces and sells fresh, frozen and further processed pork products to further processors, foodservice operators, grocery stores and other retail outlets, and other distributors throughout the United States. Internationally, Seaboard sells to distributors in Japan, Mexico and other foreign markets. Hogs processed at the plant principally include Seaboard-raised hogs as well as hogs raised by third parties purchased under contract and in the open market.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce approximately 3.8 million hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these facilities and has additional feed mill capacity to support future growth.

Seaboard's Pork Division also owns two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. The processing plants produce premium sliced and pre-cooked bacon primarily for food service. These operations represent Seaboard's recent expansion of its integrated pork model into value-added products and are expected to enhance Seaboard's ability to penetrate into other further processed pork products.

Seaboard's Pork Division also has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market all of the pork products produced at Triumph's plant in St. Joseph, Missouri. Pursuant to this agreement, Seaboard is able to provide the same quality ensured products to its customers. Seaboard earns a commission for this service and is entitled to be reimbursed for certain expenses. The plant began operations in January 2006 and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods.

Seaboard's vertically integrated system provides a number of strategic advantages relative to other companies in the industry. These advantages, which result largely from significant control of the production and processing chain, allow Seaboard to produce high quality, safe products. The consistency and quality of Seaboard pork have allowed Seaboard to become one of the leading exporters of pork products from the United States to Japan and other foreign markets.

Commodity Trading & Milling Division

Seaboard's Commodity Trading & Milling Division markets grain and oilseed products internationally to third party customers and affiliated companies. These commodities are purchased worldwide with primary destinations in Africa, South America, and the Caribbean.

The division sources, transports and markets over three million tons annually of wheat, corn, soybean meal and other related commodities to the food and animal feed industries. The focus remains on the efficient supply of quality products and reliable services to industrial customers in selected markets. Seaboard integrates the service of delivering commodities to its customers primarily through the use of chartered bulk vessels and company owned bulk carriers.

Seaboard's Commodity Trading and Milling Division has locations in fifteen countries. The commodity trading business operates through four offices in three countries. The grain processing businesses operate through twenty-five locations in thirteen countries consisting of six consolidated and seven non-consolidated affiliates in Africa, South America, and the Caribbean. These businesses produce over one and a half million metric tons of finished product per year.

SEABOARD CORPORATION

Division Summaries

Marine Division

Seaboard's Marine Division provides containerized shipping service between the United States, the Caribbean Basin, and Central and South America. Seaboard's primary operations, located in Miami, include a 135,000 square-foot warehouse for cargo consolidation and temporary storage, in addition to a 70 acre terminal at the Port of Miami. At the Port of Houston, Seaboard operates a 62 acre cargo terminal facility that includes over 690,000 square feet of on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls in Philadelphia, Pennsylvania, Fernandina Beach, Florida, New Orleans, Louisiana and approximately 38 foreign ports.

Seaboard's fleet consists of ten owned and approximately 29 chartered vessels, thousands of dry, refrigerated and specialized containers and related equipment. Within its service lanes, Seaboard is one of the largest shippers in terms of cargo volume to and from the Port of Miami. Seaboard Marine provides direct service to over 25 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through connecting carrier agreements with major regional and global carriers.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin America, and the Caribbean Basin to book both northbound and southbound cargo to and from the United States and between the countries it serves. Seaboard's full service intermodal capabilities allow the transport by either truck or rail, of both import and export cargo to and from various U.S. ports. Seaboard's frequent sailings and fixed-day schedules make it convenient for customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels. Seaboard's approach is to work in partnership with its customers and provide the most effective level of service throughout the United States to and from Latin America and the Caribbean Basin and between the countries it serves.

Other Divisions

Seaboard's other businesses consist largely of food-related businesses and electric power generation.

Seaboard is involved in the production and refining of sugar, and the production and processing of citrus products in Argentina. These products are primarily marketed locally with some exports to the United States, other South American countries and Europe. Seaboard's mill, one of the largest in Argentina, currently has a processing capacity of over 200,000 metric tons of sugar and over four million gallons of alcohol per year. The mill is located in the Salta Province of northern Argentina with administrative offices in Buenos Aires, Argentina. Approximately 50,000 acres of land is planted with sugar cane which supplies the majority of the raw product processed by the mill. In addition, approximately 3,000 acres is planted with orange trees.

Seaboard owns two floating electric power generating facilities consisting of a system of diesel engines mounted on barges with a combined rated capacity of approximately 112 megawatts. Seaboard operates as an independent power producer which generates electricity into the local power grid. Seaboard is not directly involved in the transmission or distribution of electricity but does have contracts to sell directly to third party users. Electricity is sold under contract to certain large commercial users, and on the spot market that is accessed by three wholly or partially government-owned distribution companies, and limited others.

Seaboard processes jalapeño peppers at its plant in Honduras. These products are shipped to the United States on Seaboard Marine vessels and distributed from Seaboard's port facilities. Seaboard also has an equity investment in a wine business that produces wine in Bulgaria for distribution primarily throughout Europe.

SEABOARD CORPORATION

Principal Locations

Corporate Office

Seaboard Corporation
Shawnee Mission, Kansas

Pork

Seaboard Foods LP
Pork Division Office
Shawnee Mission, Kansas

Processing Plant
Guymon, Oklahoma

Live Production Operation Offices
Julesburg, Colorado
Hugoton, Kansas
Leoti, Kansas
Liberal, Kansas
Rolla, Kansas
Guymon, Oklahoma
Hennessey, Oklahoma
Optima, Oklahoma

Processed Meats
Salt Lake City, Utah
Missoula, Montana

Commodity Trading & Milling

Commodity Trading Operations
Bermuda
Ecuador
South Africa

Les Moulins d'Haiti S.E.M.*
Haiti

Les Moulins de Madagascar, S.A.R.L.
Madagascar

Lesotho Flour Mills Limited*
Lesotho

Life Flour Mill Ltd.*
Top Feeds Limited*
Nigeria

Minoterie de Matadi, S.A.R.L.*
Democratic Republic of Congo

Minoterie du Congo, S.A.
Republic of Congo

Mobeira, SARL
Mozambique

Molinos del Ecuador, C.A.*
Ecuador

National Milling Company of Guyana, Inc.
Guyana

National Milling Corporation Limited
Zambia

Seaboard West Africa Limited
Sierra Leone

Unga Holdings Limited*
Kenya and Uganda

Marine

Seaboard Marine Ltd.
Marine Division Office
Miami, Florida

Port Operations
Fernandina Beach, Florida
Houston, Texas
Miami, Florida
New Orleans, Louisiana
Philadelphia, Pennsylvania

Agencias Generales Conaven, C.A.
Venezuela

Agencia Maritima del Istmo, S.A.
Costa Rica

Cayman Freight Shipping Services, Ltd.
Cayman Islands

JacintoPort International LP
Houston, Texas

Representaciones Maritimas y Aereas, S.A.
Guatemala

Sea Cargo, S.A.
Panama

Seaboard de Colombia, S.A.
Colombia

Seaboard de Nicaragua, S.A.
Nicaragua

Seaboard del Peru, S.A.
Peru

Seaboard Freight & Shipping Jamaica Limited
Jamaica

Seaboard Honduras, S. de R.L. de C.V.
Honduras

Seaboard Marine Bahamas Ltd.
Bahamas

Seaboard Marine (Trinidad) Ltd.
Trinidad

Seaboard Marine of Haiti, S.E.
Haiti

SEADOM, S.A.
Dominican Republic

SeaMaritima S.A. de C.V.
Mexico

Sugar and Citrus

Ingenio y Refineria San Martin del Tabacal SRL
Argentina

Power

Transcontinental Capital Corp. (Bermuda) Ltd.
Dominican Republic

Other

Mount Dora Farms de Honduras, S.R.L.
Honduras

Mount Dora Farms Inc.
Houston, Texas

*Represents a non-controlled, non-consolidated affiliate

SEABOARD CORPORATION
Summary of Selected Financial Data

(Thousands of dollars except per share amounts)	Years ended December 31, 2006	2005	2004	2003	2002
Net sales	$ 2,707,397	$ 2,688,894	$ 2,683,980	$ 1,981,340	$ 1,829,307
Operating income	$ 296,995	$ 320,045	$ 251,254	$ 68,786	$ 47,125
Net earnings	$ 258,689	$ 266,662	$ 168,096	$ 31,842	$ 13,507
Basic earnings per common share	$ 205.09	$ 212.20	$ 133.94	$ 25.37	$ 9.38
Diluted earnings per common share	$ 205.09	$ 211.94	$ 133.94	$ 25.37	$ 9.38
Total assets	$ 1,961,433	$ 1,816,321	$ 1,436,694	$ 1,325,691	$ 1,281,141
Long-term debt, less current maturities	$ 137,817	$ 201,063	$ 262,555	$ 321,555	$ 318,746
Stockholders' equity	$ 1,203,307	$ 977,870	$ 692,682	$ 520,565	$ 486,731
Dividends per common share	$ 3.00	$ 3.00	$ 3.00	$ 3.00	$ 2.50

As of December 31, 2006, Seaboard adopted Statement of Financial Accounting Standard No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The adoption of SFAS 158 reduced stockholders equity by $25,014,000 as an adjustment to Accumulated Other Comprehensive Loss. See Note 10 to the Consolidated Financial Statements for further discussion.

In the fourth quarter of 2005, Seaboard made a one-time election to repatriate previously permanently invested foreign earnings resulting in a total tax expense of approximately $11,586,000, recognized a tax benefit of $21,428,000 for the finalization of certain tax years as a result of a settlement with the Internal Revenue Service and recognized a tax benefit of $4,977,000 as a result of an agreement with the Puerto Rican Treasury department that favorably resolved certain prior years' tax issues. The net effect of these events was an increase in net earnings of $14,819,000, or $11.78 per common share on a diluted earnings basis for the year. See Note 7 of the Consolidated Financial Statements for further discussion.

In January 2005, Seaboard agreed to a tax settlement related to prior year tax returns resulting in a tax benefit of $14,356,000, or $11.44 per common share, which was recognized in the fourth quarter of 2004. See Note 7 to the Consolidated Financial Statements for further discussion.

In the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in a Bulgarian wine business as a charge to loss from foreign affiliates. See Note 13 to the Consolidated Financial Statements for further discussion. As a result of its decision to sell this equity investment, in the fourth quarter of 2004, Seaboard recharacterized the related accounting for income tax purposes from ordinary to capital losses, which resulted in the reversal of a previously recorded tax benefit of $5,795,000 related to prior year losses. See Note 7 to the Consolidated Financial Statements for further discussion. The effect of these fourth quarter events related to this business was a decrease in net earnings of $9,387,000, or $7.48 per common share.

During the fourth quarter of 2003, Seaboard sold its equity investment in Fjord Seafood ASA (Fjord), an integrated salmon producer and processor headquartered in Norway, recognizing a gain of $18,036,000 or $14.37 per share. The gain was not subject to tax. During 2003, Seaboard recorded its share of losses related to its investment in Fjord totaling $15,546,000, or $12.38 per share including $12,421,000 for asset impairment charges. Seaboard's share of losses from Fjord during 2002 totaled $10,158,000, or $7.06 per share.

Also during 2003, Seaboard adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," Financial Accounting Standards Board Interpretation No. 46, revised December 2003, "Consolidation of Variable Interest Entities," and changed its method of accounting for costs associated with the regularly scheduled drydocking of vessels from the accrue-in-advance method to the direct-expense method. As a result of these changes, Seaboard recorded a net cumulative effect of changes in accounting principles of $2,868,000, or $2.29 per share. See Note 1 to the Consolidated Financial Statements for additional information.

During 2002, Seaboard completed a series of transactions related to its Argentine sugar business, resulting in a one-time tax benefit of $14,303,000, or $9.93 per share. Also during 2002, Seaboard effectively repurchased 232,414.85 shares of common stock from its parent company. See Note 12 to the Consolidated Financial Statements for further discussion.

S E A B O A R D C O R P O R A T I O N

Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index. Seaboard's common stock is traded on the American Stock Exchange, and one appropriate comparison is with the American Stock Exchange Market Value Index. Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the "Peer Group") were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard, the American Stock Exchange Market Value Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices weighted by market capitalization for the five fiscal years commencing December 31, 2001, and ending December 31, 2006. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Seaboard Corporation, The AMEX Composite Index
and a Peer Group
$700
$600
$500
$400
$300
$200
$100
$0
12/01
12/02
12/03
12/04
12/05
12/06
Seaboard Corporation
AMEX Composite
Peer Group
* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Seaboard Corporation	$100.00	$79.91	$94.32	$335.84	$509.59	$596.48
AMEX Market Value (U.S. & Foreign)	$100.00	$100.08	$144.57	$178.46	$220.35	$262.17
Peer Group	$100.00	$101.80	$112.19	$135.96	$130.63	$157.77

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED) *(Thousands of dollars except per share amounts)*	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total for the Year
2006					
Net sales	$ 635,573	$ 688,937	$ 678,382	$ 704,505	$ 2,707,397
Operating income	$ 60,857	$ 78,068	$ 75,668	$ 82,402	$ 296,995
Net earnings	$ 51,540	$ 69,190	$ 61,189	$ 76,770	$ 258,689
Earnings per common share:					
Basic	$ 40.86	$ 54.85	$ 48.51	$ 60.86	$ 205.09
Diluted	$ 40.86	$ 54.85	$ 48.51	$ 60.86	$ 205.09
Dividends per common share	$ 0.75	$ 0.75	$ 0.75	$ 0.75	$ 3.00
Market price range per common share:					
High	$ 1,594.00	$ 1,721.00	$ 1,460.00	$ 1,798.00	
Low	$ 1,223.00	$ 1,259.00	$ 1,140.00	$ 1,197.00	
2005					
Net sales	$ 713,327	$ 736,962	$ 636,779	$ 601,826	$ 2,688,894
Operating income	$ 97,080	$ 82,148	$ 65,383	$ 75,434	$ 320,045
Net earnings	$ 68,677	$ 62,584	$ 52,590	$ 82,811	$ 266,662
Earnings per common share:					
Basic	$ 54.72	$ 49.87	$ 41.90	$ 65.65	$ 212.20
Diluted	$ 54.72	$ 49.87	$ 41.69	$ 65.65	$ 211.94
Dividends per common share	$ 0.75	$ 0.75	$ 0.75	$ 0.75	$ 3.00
Market price range per common share:					
High	$ 1,147.20	$ 1,695.00	$ 1,784.00	$ 1,809.00	
Low	$ 978.00	$ 855.00	$ 1,177.00	$ 1,290.00	

In the fourth quarter of 2005, Seaboard made a one-time election to repatriate previously permanently invested foreign earnings resulting in a total tax expense of approximately $11,586,000, recognized a tax benefit of $21,428,000 for the finalization of certain tax years as a result of a settlement with the Internal Revenue Service and recognized a tax benefit of $4,977,000 as a result of an agreement with the Puerto Rican Treasury department that favorably resolved certain prior years' tax issues. The net effect of these fourth quarter events was an increase in net earnings of $14,819,000, or $11.75 per common share on a diluted basis for the quarter. See Note 7 of the Consolidated Financial Statements for further discussion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Seaboard is a diverse agribusiness and transportation company with global operations in several industries. Most of the sales and costs of Seaboard's segments are significantly influenced by worldwide fluctuations in commodity prices or changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in unrelated industries and different geographical locations, management evaluates their operations separately. Seaboard's reporting segments are based on information used by Seaboard's Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance.

Pork Segment

The Pork segment is primarily a domestic business with some export sales to Japan and other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which operates at double shift capacity and two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana. In 2006, Seaboard raised approximately 80% of the hogs processed at the Guymon plant with the remaining hog requirements purchased primarily under contracts from independent producers.

This segment is Seaboard's most capital intensive segment with approximately 37% of consolidated assets, including approximately 67% of Seaboard's fixed assets and material dollar amounts for live hog inventories. Management believes the Pork segment possesses the ability to generate more operating income and cash flow in any one year than any of Seaboard's other businesses, as was demonstrated by the past few years' operating results.

Of Seaboard's businesses, management believes the Pork segment also has the greatest exposure to commodity price fluctuations. As a result, this segment's operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard's consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed costs are the most significant single component of the cost of raising hogs and can be materially affected by commodity prices for corn and soybean meal. In addition, costs can be materially affected by market prices for hogs purchased from third parties for processing at the plant.

Seaboard plans to expand its processed meat capabilities by constructing a separate processing plant primarily for bacon and sausage processing. Construction of this facility is expected to begin in late 2007 and be completed in early 2009. Seaboard is constructing additional finishing space at an approximate cost of $16 million in 2007 to expand its live production facilities to support the Guymon plant. In addition, Seaboard is constructing a biodiesel processing plant to utilize by-product from its Guymon processing plant. Construction of this plant began in 2006 and is expected to be completed in 2007. As the Guymon plant operates at capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the Pork operations as well as considering ways to increase margins by expanding product offerings.

During 2006, Triumph Foods began production at its new pork processing plant located in St. Joseph, Missouri, and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods. This plant has similar capacity to Seaboard's Guymon plant with the business based upon a similar integrated model as Seaboard's. Triumph Foods expects its plant to reach full double shift operating capacity during 2007. Seaboard's sales prices for its pork products are primarily based on an average sales price and mix of products sold from both Seaboard's and Triumph Food's hog processing plants.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment operates overseas with locations in Africa, Bermuda, South America and the Caribbean. These foreign operations can be significantly impacted by local crop production, political instability, local government policies, economic and industry conditions, and currency fluctuations. This segment's sales are also significantly affected by fluctuating prices for various commodities, such as wheat, corn and soybean meal. Although this segment owns eight ships, most of the third party trading business is transacted with chartered ships. Charter hire rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs can also impact business volumes and margins. The milling businesses, both consolidated and non-consolidated affiliates, operate in many foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses' sales and operating income.

The majority of the Commodity Trading and Milling segment's sales pertain to the commodity trading business. The commodity trading portion of the business sources grain and delivers to many international locations, which affects the timing of completion of voyages, and the availability of and rates for bulk cargo shipping. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter-to-quarter.

After selling some components of its third party commodity trading operations in 2005, during 2006 Seaboard re-established its commodity trading business in markets associated with the sale. Seaboard concentrates on the supply of raw materials to its core milling operations and to third party commodity trades in support of these milling operations. Seaboard continues to seek opportunities in trading and milling businesses in order to achieve greater scale, volumes and profitability.

Marine Segment

The Marine segment provides containerized cargo shipping services primarily from the United States to over twenty-five different countries in the Caribbean Basin, and Central and South America. Fluctuations in economic conditions or unstable local political situations in the countries in which Seaboard operates can affect import/export trade volumes. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is also affected by fluctuations in charter hire rates and fuel costs.

Seaboard's marine business operates in many foreign countries and can experience significant fluctuations as a result of local economic or political instability. In prior years, when certain countries have experienced such instability, Seaboard's volumes and operating profits have been significantly impacted.

In recent years, Seaboard has been able to increase cargo rates in most markets, which has helped offset higher charter hire rates and fuel costs. Assuming this segment continues to expand its cargo volumes, needs for vessels, cargo carrying and handling equipment will continue to increase over the next couple of years. Seaboard continues to explore ways to increase volumes on existing routes while seeking opportunities to broaden its route structure in the region.

Sugar and Citrus Segment

Seaboard's Sugar and Citrus segment operates a vertically integrated sugar and citrus production and processing complex in Argentina. This segment's sales and operating income are significantly impacted by local and worldwide sugar prices. Yields from the Argentine sugar harvest can have an impact on the local price of sugar. Also, but to a lesser degree, price fluctuations of the world market can affect local sugar prices and can also impact export sale volumes and prices. Depending on local harvest and market conditions, this business also purchases third party sugar and citrus for resale. Over the past several years, Seaboard made several modifications to this business to improve the efficiency of its operations.

The functional currency of the Sugar and Citrus segment is the Argentine peso. The currency exchange rate can also have an impact on reported U.S. dollar sales, operating income and cash flows. Financing needs for the foreseeable future will increase for this operation as a result of planned expansion of sugar and alcohol production along with the payment of debt. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

Power Segment
Seaboard's Power segment operates as an unregulated independent power producer in the Dominican Republic (DR) generating power from diesel engines mounted on two barges. This segment's financing needs have been minimal for the existing operations. During the past few years, operating cash flows have fluctuated from inconsistent customer collections. Seaboard has contracts to sell approximately 50% of its power to certain government-approved commercial large users under long-term contracts and, at year-end, entered into short-term contracts for most of the remaining production. Energy produced in excess of contracted amounts is sold on the spot market primarily to three wholly or partially-government-owned distribution companies or other power producers who lack sufficient power production to service their customers. Fuel is the largest cost component but increases in fuel prices have generally been passed through to customers.

At times during 2006, Seaboard's power production was restricted by the regulatory authorities in the Dominican Republic. The regulatory body schedules production based on the amount of funds available to pay for the power produced and the relative costs of the power produced. During the last half of 2005, management decided to produce at near capacity as a result of a more stable payment performance from all customers, while during 2004 Seaboard curtailed its level of power production from time to time due to lack of payments from spot sales. Certain receivables from 2004 spot sales are still outstanding. Seaboard continues to pursue additional commercial contract customers, which would reduce dependency on the government for liquidity. In addition, Seaboard is pursuing additional investment opportunities in the power industry.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash
Cash and short-term investments as of December 31, 2006 increased $97.7 million from December 31, 2005 primarily reflecting $283.8 million of cash generated from operations partially offset by capital expenditures of $85.9 million, reductions in notes payable to banks of $30.0 million and scheduled payments of long-term debt of $61.2 million. Cash from operating activities for 2006 decreased $47.4 million compared to 2005, primarily reflecting increases in working capital needs in the Commodity Trading and Milling segment resulting from re-establishing its commodity trading operations in markets along with the timing of normal transactions for trade payables and voyage settlements, and decreased earnings for the Pork segment.

Cash and short-term investments as of December 31, 2005 increased $278.6 million from December 31, 2004 reflecting cash generated from operations, short-term borrowings of $90.0 million which occurred at year-end primarily to help fund a one-time qualifying foreign intercompany dividend (see Note 7 to the Consolidated Financial Statements for further discussion) and proceeds of $26.5 million from the sale of a portion of the commodity trading operations as discussed below. While cash from operating activities totaled $331.1 million, $64.2 million was used for capital expenditures, $60.6 million was used for scheduled maturities of long-term debt, and $48.0 million was used for the acquisition of Daily's as discussed below.

Cash from operating activities for 2005 increased $137.0 million compared to 2004, primarily reflecting increased earnings of the Pork and Marine segments. In addition, ongoing working capital requirements have decreased for the Commodity Trading and Milling segment with the sale of some components of the commodity trading operations and as a result of improved collections of receivables for the Power segment.

Capital Expenditures, Acquisitions and Other Investing Activities
During 2006 Seaboard invested $85.9 million in property, plant and equipment, of which $30.3 million was expended in the Pork segment, $4.0 million in the Commodity Trading and Milling segment, $30.4 million in the Marine segment, $18.4 million in the Sugar and Citrus segment and $2.8 million in the remaining businesses. For the Pork segment, $12.9 million was spent on the construction of a biodiesel plant discussed below, improvements to the Guymon processing plant and expanding the further processing capacity acquired from Daily's. For the Marine segment, $23.1 million was spent to purchase cargo carrying and hauling equipment, expansion of port facilities and

to purchase two containerized cargo vessels previously chartered. In the Sugar and Citrus segment, the capital expenditures were primarily used for the purchase of land, expansion of the alcohol distillery operations, improvements to the mill, and plantation and harvesting equipment. All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

During 2006, the Pork segment began construction of a processing plant to utilize by-products from its Guymon pork processing plant to produce biodiesel which will be marketed to third parties. This plant is expected to be completed in late 2007 at a total cost of $34.0 million with approximately $28.0 million to be spent in 2007. The Pork segment is also currently planning to expand its processed meats capabilities by constructing a separate further processing plant, primarily for bacon and sausage processing, at an approximate cost of $45.0 million. Construction of this facility is expected to begin in late 2007 and be completed in early 2009 with approximately $22.5 million to be spent in 2007. In addition, the Pork segment is also currently constructing additional hog finishing space to expand its live production facilities to support the Guymon plant. These facilities are expected to be completed in 2007 with approximately $16.0 million to be spent in 2007.

The total 2007 capital expenditures budget is $212.9 million. In addition to the projects detailed above, the Pork segment plans to spend an additional $22.3 million primarily for improvements to existing hog facilities, upgrades to the Guymon processing plant and additional facility upgrades and related equipment. The Commodity Trading and Milling segment plans to spend $5.7 million primarily for milling facility upgrades and related equipment. The Marine segment has budgeted $95.8 million primarily for additional cargo carrying and handling equipment, expansion of existing port facilities, and the purchase of two containerized cargo vessels, one of which is currently chartered. The Sugar and Citrus segment plans to spend $21.6 million primarily for expansion of the alcohol distillery operations, the purchase of land and costs associated with clearing land and expanding planted sugar cane, and improvements to the mill. The balance of $1.0 million is planned to be spent in all other businesses. Management anticipates paying for these capital expenditures from internally generated cash and the use of available short-term investments. As of December 31, 2006 Seaboard had commitments of $57.9 million to spend on construction projects, purchase equipment, and make facility improvements.

During 2005 Seaboard invested $64.2 million in property, plant and equipment, of which $8.1 million was expended in the Pork segment, $13.8 million in the Commodity Trading and Milling segment, $30.0 million in the Marine segment, $11.2 million in the Sugar and Citrus segment and $1.1 million in the remaining businesses. For the Commodity Trading and Milling segment, $10.3 million was spent to purchase a used bulk vessel and make necessary improvements. For the Marine segment, $8.8 million was spent to purchase two previously chartered containerized cargo vessels and a crane, with the remaining expenditures primarily used to purchase cargo carrying equipment. In the Sugar and Citrus segment, the capital expenditures were primarily used for mill expansion, plantation development and harvesting equipment. All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

During the fourth quarter of 2006 Seaboard invested $4.6 million, plus $0.7 million previously placed in escrow in 2004 for a total of $5.3 million, for a less than 20% ownership interest in a company operating a 300 megawatt electricity generating facility in the Dominican Republic. See Note 3 to the consolidated Financial Statements for further discussion.

Seaboard is part of a consortium that has been awarded the right to construct two coal-fired 305 megawatt electric generating plants in the Dominican Republic. The amount of equity required for the project is uncertain but Seaboard's 50% or less share of the investment could range from $25.0 to $75.0 million depending on the amount of financing obtained by the group and the timing of the construction of the second plant. The timing of the project and Seaboard's ultimate involvement cannot yet be determined.

As discussed in Note 2 to the Consolidated Financial Statements, at the beginning of the third quarter of 2005, Seaboard completed the acquisition of a bacon processing company (Daily's) in exchange for $44.5 million in cash, plus working capital adjustments of approximately $3.1 million, a 4.74% equity interest in Seaboard Foods LP (formerly Seaboard Farms, Inc.) valued at $44.5 million, a put right associated with the 4.74% interest in Seaboard

Foods LP valued at $6.7 million and $0.4 million of acquisition costs incurred. The cash payment was funded with proceeds from the sale of short-term investments.

In January 2007, Seaboard repurchased the 4.74% equity interest in its subsidiary, Seaboard Foods LP, from the former owners of Daily's. As part of the Purchase Agreement, on January 2, 2007 Seaboard paid $30 million of the purchase price for the 4.74% equity interest to the former owners of Daily's. Seaboard will pay the balance of the purchase price in August, 2007, currently estimated based on a formula determined value to be an additional $10-$40 million depending on operating results and certain net cash flows through June 30, 2007. See Note 2 to the consolidated Financial Statements for further discussion.

As discussed in Note 2 to the Consolidated Financial Statements, effective May 9, 2005 Seaboard's Commodity Trading and Milling segment sold some components of its third party commodity trading operations for $26.5 million. During 2006, Seaboard re-established its commodity trading business in markets associated with the sale in 2005 of some components of its third party commodity trading operations.

During 2004 Seaboard invested $33.6 million in property, plant and equipment, of which $11.8 million was expended in the Pork segment, $4.9 million in the Commodity Trading and Milling segment, $10.3 million in the Marine segment, $5.5 million in the Sugar and Citrus segment and $1.1 million in the remaining businesses. The capital expenditures for 2004 were primarily of a normal recurring nature which included replacements of machinery and equipment, and general facility modernizations and upgrades.

Financing Activities, Debt and Related Covenants

During the second quarter of 2006, Seaboard terminated a $50.0 million committed line of credit that had been entered into in December 2005 in connection with a one-time qualifying intercompany dividend paid. Seaboard terminated this line as foreign subsidiaries generated sufficient cash to repay the facility in its entirety during 2006. During the fourth quarter of 2006, a foreign subsidiary of Seaboard entered into a new uncommitted credit line denominated in Japanese Yen (approximately $54.6 million at December 31, 2006) to refinance intercompany debt.

The following table represents a summary of Seaboard's available borrowing capacity as of December 31, 2006. Borrowings outstanding under committed and uncommitted lines as of December 31, 2006 totaled $0.0 million and $63.0 million, respectively. Letters of credit of $56.5 million reduced Seaboard's borrowing capacity under its committed credit line primarily representing $42.7 million for Seaboard's outstanding Industrial Development Revenue Bonds and $13.2 million related to insurance coverages.

(Thousands of dollars)	Total amount available
Long-term credit facilities – committed	$ 100,000
Short-term uncommitted demand notes	159,699
Total borrowing capacity	259,699
Amounts drawn against lines	62,975
Letters of credit reducing borrowing availability	56,521
Available borrowing capacity at December 31, 2006	$ 140,203

Seaboard currently has capacity under existing covenants to undertake additional debt financings of approximately $900.0 million. As of December 31, 2006, Seaboard is in compliance with all restrictive covenants relating to these arrangements. See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities range from $12.0 million to $63.4 million per year, for a total of $122.7 million, over the next three years. Management believes Seaboard's current combination of internally generated cash, liquidity, capital resources and short-term borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments. Management does, however, periodically review various alternatives for future financings to provide additional liquidity for future operating plans. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates and, based on existing liquidity and available borrowing capacity, currently has no plans to pursue other financing alternatives.

In January 2006, Seaboard paid $2.1 million to purchase the equity of a variable interest entity (VIE) which was consolidated by Seaboard at December 31, 2005. This VIE owned certain facilities used in the Pork segment's vertically integrated hog production. Non-controlling interest related to this VIE on the consolidated balance sheet as of December 31, 2005 was $1.1 million. The difference between the purchase price and non-controlling interest resulted in an increase in fixed assets.

In the fourth quarter of 2005, Seaboard issued 6,313.34 shares to its parent company, Seaboard Flour LLC, as a result of a tax benefit of $8.3 million. See Note 12 to the Consolidated Financial Statements for further discussion.

During 2004, the 10% minority interest owner of one of the power barges located in the Dominican Republic exercised a put option for the equity interest. See Note 2 to the Consolidated Financial Statements for further discussion.

Contractual Obligations and Off-Balance-Sheet Arrangements
A summary of Seaboard's contractual cash obligations as of December 31, 2006 is as follows:

	Payments due by period				
(Thousands of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Vessel time-charter commitments	$ 81,401	$ 68,089	$ 13,312	$ -	$ -
Contract grower finishing agreements	120,054	11,948	23,782	22,968	61,356
Other operating lease payments	30,009	10,252	11,005	4,417	4,335
Total lease obligations	231,464	90,289	48,099	27,385	65,691
Long-term debt	201,232	63,415	59,253	3,510	75,054
Short-term notes payable	62,975	62,975	-	-	-
Other purchase commitments	548,606	399,213	115,867	33,526	-
Total contractual cash obligations and commitments	$ 1,044,277	$ 615,892	$ 223,219	$ 64,421	$ 140,745

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has agreements in place with farmers to raise a portion of Seaboard's hogs according to specifications. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment also enters into commodity purchase contracts and ocean freight contracts, primarily to support sales commitments. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Seaboard has also issued $2.4 million of guarantees to support certain activities of non-consolidated affiliates or third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

RESULTS OF OPERATIONS

Net sales for the year ended December 31, 2006 increased to $2,707.4 million from $2,688.9 million in 2005 and $2,684.0 million for 2004. The increase in net sales in 2006 was primarily the result of higher cargo volumes and higher average rates for marine cargo services and, to a lesser degree, the acquisition of Daily's in July of 2005, higher sales volume and prices of sugar, and higher sales volumes at certain African milling locations. Substantially offsetting the increase was lower commodity trading volumes as the result of the sale of some components of

Seaboard's third party commodity trading operations in May 2005, and lower sales prices for pork products. The increase in net sales in 2005 was primarily the result of improved average rates and volumes for marine cargo services, the acquisition of Daily's and, to a lesser degree, improved international markets for the Pork segment. Partially offsetting the increase was the sale of some components of Seaboard's third party commodity trading operations.

Operating income decreased to $297.0 million in 2006, down from $320.0 million in 2005 and up from $251.3 million in 2004. The 2006 decrease compared to 2005 primarily reflects the lower pork prices partially offset by higher cargo volumes and higher average rates for marine cargo services and, to a lesser degree, higher sugar prices. The 2005 improvement compared to 2004 primarily reflects the improved rates and volumes in the Marine segment, lower feed costs and improved international markets in the Pork segment and, to a lesser extent, the acquisition of Daily's. Also impacting the increase in operating income is the effect of the mark-to-market of commodity futures and options in the Commodity Trading and Milling segment increasing operating income $9.3 million in 2005 compared to 2004.

Seaboard's operations primarily involve commodity based industries, which typically have cyclical upswings and downswings. For the past three years, Seaboard has experienced the positive effects from favorable pricing conditions in the Pork and Marine segments, while other segments have not experienced material negative conditions. If there is a significant cyclical downswing in the Pork or Marine industries or other industries in which Seaboard operates, Seaboard's results from operations will be adversely affected.

Pork Segment

(Dollars in millions)	2006	2005	2004
Net sales	$ 1,002.7	$1,023.9	$ 961.6
Operating income	$ 138.3	$ 182.7	$ 147.4

Net sales for the Pork segment decreased $21.2 million for the year ended December 31, 2006 compared to 2005, primarily as a result of lower sales prices for pork products and, to a lesser extent, decreased sales volumes of pork products. Sales volumes decreased as a result of fewer weekend production shifts in 2006 compared to 2005. Partially offsetting the decrease was sales contributed from the acquisition of Daily's in July 2005 as discussed in Note 2 to the Consolidated Financial Statements.

Operating income decreased $44.4 million for the year ended December 31, 2006 compared with 2005 primarily as a result of lower prices for pork products. This decrease was partially offset by lower costs for third party hogs used for processing and a higher percentage of Seaboard-raised hogs processed which cost less than third party hogs. Also during 2006, Seaboard was able to partially offset market increases in the price of corn, a primary feed ingredient for hogs, with commodity derivative gains.

Management is unable to predict future market prices for pork products or the cost of feed and third party hogs. During the last half of 2006, the price of corn began to rise significantly as the demand for corn increased due to, among other things, expansion plans for ethanol plants. Although Seaboard was able to partially offset these increases during 2006 with commodity derivative gains, management cannot predict to what extent it will be able to do so in 2007. Also, over the past three years, especially during 2005 and the last half of 2004, market prices for pork products were unusually high compared to historic norms. History has demonstrated that high market prices cannot be sustained over long periods of time but rather rise and fall based on prevailing market conditions. Overall, management expects this segment to remain profitable during 2007 although significantly lower than 2006.

Net sales for the Pork segment increased $62.3 million for the year ended December 31, 2005 compared to 2004, primarily as a result of the acquisition of Daily's, a processor of premium sliced and pre-cooked bacon as discussed in Note 2 to the Consolidated Financial Statements, and to a lesser degree, the result of strong demand in the international markets which provided opportunities to shift volumes and product mix to higher sales price opportunities. The increases were partially offset by lower prices for pork products in the domestic markets.

Operating income increased $35.3 million for the year ended December 31, 2005 compared with 2004 primarily as a result of lower feed costs and, to a lesser extent, the acquisition of Daily's, lower costs for third party hogs used for processing, and a higher percentage of Seaboard-raised hogs processed which cost less than third party hogs. In addition, the prior year included an $8.1 million LIFO benefit whereas for 2005 LIFO was virtually unchanged.

Commodity Trading and Milling Segment

(Dollars in millions)	2006	2005	2004
Net sales	$ 735.6	$ 835.7	$1,066.5
Operating income	$ 37.2	$ 34.4	$ 29.3
Income from foreign affiliates	$ 6.3	$ 8.1	$ 5.8

Net sales for the Commodity Trading and Milling segment decreased $100.1 million for the year ended December 31, 2006 compared to 2005. The decrease primarily reflects the sale of some components of Seaboard's third party commodity trading operations in May 2005. Partially offsetting the decrease was Seaboard re-establishing its commodity trading operations in markets associated with the sale discussed above and increased sales volumes at certain African milling operations primarily as a result of expanding existing businesses. As worldwide commodity price fluctuations cannot be predicted, management is unable to predict the level of future sales.

Operating income for this segment increased $2.8 million for 2006 compared to 2005. This increase primarily reflects the positive fluctuation of $2.3 million in 2006 compared to 2005 of marking to market derivative contracts, as discussed below. The increase was also the result of improved income from higher sales volume at certain African milling operations as noted above. The increase was partially offset by the lower sales volume as a result of the sale discussed above. Due to the uncertain political and economic conditions in the countries in which Seaboard operates, management is unable to predict future operating results, but anticipates positive operating income for 2007. However, rising prices in the grain markets during the last half of 2006 reached levels that management believes could have an adverse effect on operating income in 2007.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for 2006 and 2005 would have been lower by $6.2 million and $3.9 million, respectively, whereas operating income for 2004 would have been higher by $5.4 million. While management believes its commodity futures and options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not. As products are delivered to customers, these mark-to-market adjustments will be primarily offset by realized margins as revenue is recognized.

Income from foreign affiliates for the year ended December 31, 2006 decreased $1.8 million from 2005. The decrease primarily reflects better local operating conditions in 2005 compared to 2006 for certain African affiliates. Based on the uncertainty of local political and economic situations in the countries in which the flour and feed mills operate, and increasing grain prices discussed above, management cannot predict future results.

Net sales for the Commodity Trading and Milling segment decreased $230.8 million for the year ended December 31, 2005 compared to 2004. This decrease primarily reflects the sale of some components of Seaboard's third party commodity trading operations as discussed above partially offset by an increase in sales for certain consolidated milling operations from improved local operating conditions.

Operating income for this segment increased $5.1 million for 2005 compared to 2004. This increase primarily reflects the positive fluctuation of $9.3 million in 2005 compared to 2004 of marking to market derivative contracts and $2.2 million of gains on derivative instruments sold in the sale transaction as discussed above. The increase was also the result of improved operations for certain consolidated milling locations. The increase was partially offset by the lower sales volume as a result of the sale discussed above and higher bad debt expenses in 2005 compared to 2004. In addition, in prior years Seaboard had entered into some long-term charter contracts allowing it to take advantage of higher freight market rates during 2004 which did not occur in 2005, increasing its overall profitability percentage during 2004.

Income from foreign affiliates for the year ended December 31, 2005 improved $2.3 million from 2004. This improvement primarily reflects improved local operating conditions.

Marine Segment

(Dollars in millions)	2006	2005	2004
Net sales	$ 741.6	$ 638.3	$ 498.5
Operating income	$ 106.0	$ 90.9	$ 63.9

Net sales for the Marine segment increased $103.3 million for the year ended December 31, 2006, compared to 2005 as a result of higher cargo volumes in most markets and higher average cargo rates in certain markets. Cargo volumes were higher as a result of favorable economic conditions in most markets served. Cargo rates were higher as a result of general rate increases across many markets and higher cost-recovery surcharges for fuel.

Operating income for the Marine segment increased by $15.1 million over 2005, primarily reflecting the increased rates and volumes discussed above, partially offset by higher costs of fuel, inland transportation costs, charter hire, and selling expenses. Although management cannot predict changes in future cargo rates, fuel related costs, charter hire expenses or to what extent changes in competition and economic conditions will impact net sales or operating income, it does expect this segment to remain profitable in 2007 although lower than 2006.

Net sales for the Marine segment increased $139.8 million for the year ended December 31, 2005, compared to 2004 as a result of higher average cargo rates and higher cargo volumes in most markets reflecting the continuation of improved market conditions since the second half of 2004. Operating income for the Marine segment increased by $27.0 million over 2004, primarily reflecting the increased rates and volumes discussed above, partially offset by higher charter hire expenses, fuel costs and, to a lesser extent, inland transportation costs.

Sugar and Citrus Segment

(Dollars in millions)	2006	2005	2004
Net sales	$ 123.4	$ 89.0	$ 72.9
Operating income	$ 19.2	$ 11.9	$ 12.2
Income (loss) from foreign affiliates	$ (1.1)	$ 0.1	$ 0.7

Net sales for the Sugar and Citrus segment increased $34.4 million for the year ended December 31, 2006 compared to 2005. The increase primarily reflects overall higher sales volume of sugar from increased purchases of sugar from third parties for resale and overall higher sugar prices, especially for export sales. Export prices increased significantly during 2006 while Argentine prices only increased slightly as governmental authorities are attempting to control inflation by limiting the price of basic commodities, including sugar. Accordingly, management cannot predict future sugar prices. However, Seaboard expects to maintain its historical sales volume to Argentinean customers.

Operating income increased $7.3 million during 2006 compared to 2005 primarily as a result of higher sugar prices discussed above. The higher sales volume of purchased sugar did not significantly increase operating income as additional income was primarily offset by increased selling costs. The increase is also the result of, but to a lesser extent, decreased losses in the citrus operations as a result of improved prices for citrus products sold. Management expects positive operating income for 2007.

Net sales for the Sugar and Citrus segment increased $16.1 million for the year ended December 31, 2005 compared to 2004. The increase was due to higher export sales volumes of sugar primarily from increased purchases of sugar from third parties for resale and, to a lesser extent, higher juice sales and increased sugar production. Operating income decreased $0.3 million during 2005 compared to 2004 primarily as a result of operating losses from lower margins for the citrus operation. Partially offsetting the decrease was the higher juice sales and higher sugar sales discussed above, although increased sugar production costs and higher costs of sugar purchases lowered gross margin on a percentage basis.

The loss from foreign affiliates in 2006 primarily represents the expense of canceling a franchisee agreement incurred during the first quarter of 2006.

Power Segment

(Dollars in millions)	2006	2005	2004
Net sales	$ 87.8	$ 77.7	$ 56.4
Operating income	$ 8.5	$ 9.6	$ 4.4

Net sales for the Power segment increased $10.1 million for the year ended December 31, 2006 compared to 2005 primarily reflecting higher rates partially offset by lower power production levels. Rates increased during 2006 primarily as a result of higher fuel costs, a component of pricing. At times during 2006, Seaboard's power production was restricted by the regulatory authorities in the Dominican Republic (DR). The DR regulatory body schedules production based on the amount of funds available to pay for the power produced and the relative costs of the power produced.

Operating income decreased $1.1 million during 2006 compared to 2005. The decrease was primarily the result of lower production levels while fuel costs, transmission and other regulatory fees charged to Seaboard increased more than rates increased. Management cannot predict future fuel costs, transmission and other regulatory fees, or the extent to which the regulatory authority will restrict Seaboard's future production of power, although management expects to remain profitable for 2007.

Based on prior year liquidity problems within the DR power sector where Seaboard's Power segment operates, certain amounts of prior years' receivables have not been fully collected from government-owned distribution companies and other companies that must collect from the government to make payments on their accounts. During 2006, Seaboard was able to reduce these receivable amounts by $9.3 million as a result of payments received. As of December 31, 2006, Seaboard's net receivable exposure from remaining customers with significant past due balances totaled $4.3 million, including $2.8 million classified in other long-term assets on the Consolidated Balance Sheet. In January 2007, Seaboard collected an additional $1.5 million related to these past due amounts. The DR Government is working with businesses in the power sector to create a plan for companies to recover the remaining past due amounts although it is uncertain if Seaboard will be able to fully collect all such amounts.

Net sales for the Power segment increased $21.3 million for the year ended December 31, 2005 compared to 2004 primarily reflecting higher rates and, to a lesser extent, increased kilowatt hour production. Rates increased during 2005 primarily as a result of higher fuel costs, a component of pricing. Operating income increased $5.2 million during 2005 compared to 2004 primarily due to lower commissions and bad debt expenses in 2005, partially offset by higher fuel costs in excess of increased rates.

All Other Segments

(Dollars in millions)	2006	2005	2004
Net sales	$ 16.4	$ 24.4	$ 28.0
Operating income	$ 1.5	$ 2.6	$ 3.2
Loss from foreign affiliate	$ (1.2)	$ (7.9)	$ (8.5)

Net sales and operating income decreased primarily as a result of discontinuing a portion of Seaboard's transportation business during the second half of 2005 and combining the remaining related party portion of the business with the Pork segment. Operating income also decreased during 2006 as a result of increased transportation costs in the jalapeño pepper operations. For 2007, management expects operating income for All Other Segments to remain positive.

Operating income for all other businesses decreased for the year ended December 31, 2005 compared to 2004 primarily as a result of discontinuing a portion of Seaboard's transportation business during the second half of 2005 and combining the remaining related party portion of the business with the Pork segment as discussed above.

The loss from foreign affiliate reflects Seaboard's share of losses from its equity method investment in a Bulgarian wine business (the Business). In 2006 Seaboard recorded 50% of the losses from the Business compared to 100% in 2005, and 37% for the first three quarters of 2004 and 73% for the last quarter of 2004. In the fourth quarter of 2004, Seaboard recognized a $3.6 million decline in value considered other than temporary in its investment in this Business as a charge to losses from foreign affiliates. The loss in 2004 for the Business also includes a provision for inventory write-downs of which Seaboard recorded its share, $0.8 million, during the second quarter of 2004. Management expects additional losses from the operations of the Business during 2007. See Notes 5 and 13 to the Consolidated Financial Statements for further discussion of the Business and Seaboard's intention to sell the Business.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2006 increased by $18.0 million over 2005 to $157.2 million primarily due to increases in the Marine segment reflecting increased costs related to the volume growth of this business, the acquisition of Daily's in the Pork segment and, to a lesser extent, additional selling costs related to higher sales volume in the Sugar and Citrus segment. As a percentage of revenues, SG&A increased to 5.8% for 2006 compared to 5.2% for 2005 primarily as a result of the sale of some components of Seaboard's third party commodity trading operations in May 2005 discussed above.

SG&A expenses for the year ended December 31, 2005 increased by $11.5 million to $139.3 million over 2004 primarily due to increases in the Marine segment reflecting increased costs related to the volume growth of this business, the acquisition of Daily's in the Pork segment and increases in the Commodity Trading and Milling segment primarily from higher bad debt expense and, to a lesser extent, higher compensation costs as a result of increased profitability for the year. Partially offsetting this increase were lower commission expenses and bad debt expense for the Power segment. As a percentage of revenues, SG&A increased to 5.2% for 2005 compared to 4.8% for 2004 as a result of the sale of some components of Seaboard's third party commodity trading operations discussed above.

Interest Expense

Interest expense totaled $18.8 million, $22.2 million and $26.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Interest expense decreased for 2006 compared to 2005, primarily reflecting a lower average level of short-term and long-term borrowings outstanding during 2006. Interest expense decreased for 2005 compared to 2004, primarily reflecting a lower average level of short-term and long-term borrowings outstanding during 2005.

Interest Income

Interest income totaled $25.3 million, $14.2 million and $8.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase for 2006 primarily reflects the higher level of average funds invested during 2006, an increase in interest received on outstanding customer receivable balances in the Power segment and, to a lesser extent, higher interest rates on funds invested. The increase for 2005 primarily reflects the higher level of average funds invested during 2005, an increase in interest received on outstanding customer receivable balances in the Power segment and, to a lesser extent, higher interest rates on funds invested.

Minority and Other Noncontrolling Interests

Minority and other noncontrolling interests expense increased $2.4 million in 2006 compared to 2005, primarily reflecting the acquisition of Daily's in July of 2005, as discussed in Note 2 of the Consolidated Financial Statements.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) totaled $1.2 million, $(1.0) million and $1.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. The fluctuations primarily relate to changes in the value of the Dominican Republic (DR) peso compared to the U.S. dollar incurred by the Power division related to its peso-denominated net assets, primarily trade receivables.

Loss from the Sale of a Portion of Operations

As discussed in Note 2 to the Consolidated Financial Statements, Seaboard sold some components of its third party commodity trading operations in May 2005. Because Seaboard does not use hedge accounting for its commodity and foreign exchange agreements, gains of $2.2 million from the mark-to-market of the sold derivative instruments were recorded in cost of sales prior to the date of the sale while the change in value of the related firm sales commitment was not, resulting in a loss on the sale from this transaction totaling $1.7 million.

Other Investment Income, Net

Other investment income, net totaled $4.4 million, $2.0 million and $1.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase for 2006 primarily reflects the gain realized on a sale of domestic equity securities.

Miscellaneous, Net

Miscellaneous, net totaled $10.2 million, $5.7 million and $(3.6) million for the years ended December 31, 2006, 2005 and 2004, respectively. Miscellaneous, net includes the impact of changing interest rates on interest rate swap agreements. During the second quarter of 2006, Seaboard terminated all interest rate exchange agreements by making a payment in the amount of $1.0 million to unwind these swaps. Seaboard paid a weighted average fixed rate of 5.51% on the notional amount of $150.0 million and received a variable interest rate in return before termination. These contracts were marked-to-market. During 2006, Seaboard recorded a gain of $3.4 million compared to a gain of $3.0 million in 2005, and a loss of $4.6 million in 2004, respectively, related to these swaps, reflecting the difference between the contracted fixed rate compared to variable rates during those years. These swap agreements did not qualify as hedges for accounting purposes and accordingly, changes in the market value were recorded to earnings as interest rates change. See Note 9 to the Consolidated Financial Statements for additional discussion. Also included in 2006 and 2005 is income of $5.4 million and $1.3 million, respectively, of put option value change as discussed in Note 2 to the Consolidated Financial Statements. Also included in 2004 are gains of $0.7 million of proceeds from settlements of antitrust litigation, primarily arising out of purchases of vitamins and methionine, feed additives used by Seaboard.

Income Tax Expense

The effective tax rate increased for 2006 compared to 2005 primarily reflecting favorable tax settlements in 2005. Also, during the second quarter of 2006, Seaboard recorded a $2.8 million tax benefit related to a settlement with the Internal Revenue Service. See Note 7 to the Consolidated Financial Statements for additional discussion of these items.

The effective tax rate decreased for 2005 compared to 2004. The decrease is primarily as a result of changes to the treatment of shipping income by the U.S. taxing authorities and the favorable resolution of certain tax issues with the United States and Puerto Rico authorities. Partially offsetting this decrease was tax expense related to a one-time election to repatriate permanently invested foreign earnings. See Note 7 to the Consolidated Financial Statements for further discussion.

OTHER FINANCIAL INFORMATION

Seaboard is subject to various federal and state regulations regarding environmental protection and land and water use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance, in all material respects, with all such regulations. Laws and regulations in the states where Seaboard currently conducts its pork operations are restrictive. Future changes in environmental or corporate farming laws could adversely affect the manner in which Seaboard operates its business and its cost structure.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", which defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also prescribes a method for computing the tax benefit of such tax positions to recognize in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management believes the adoption of FIN 48 will not have a material impact on Seaboard's financial position or net earnings. Seaboard will be required to adopt FIN 48 as of January 1, 2007.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. For Seaboard, SFAS 157 is effective for the fiscal year beginning January 1, 2008. Management believes the adoption of SFAS 157 will not have a material impact on Seaboard's financial position or net earnings.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value. Seaboard will be required to adopt this statement as of January 1, 2008. Seaboard is currently evaluating its options under SFAS 159.

Management does not believe its businesses have been materially adversely affected by general inflation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of Seaboard's financial condition and results, and which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee of the Board of Directors. These critical accounting policies include:

Allowance for doubtful accounts – Seaboard primarily uses a specific identification approach, in management's best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard's receivables are heavily weighted towards foreign receivables ($195.3 million or 64.8% at December 31, 2006), including receivables from foreign affiliates as discussed below and long term receivables in the Power segment, which generally represent more of a collection risk than its domestic receivables. For the Power segment which operates in the Dominican Republic (DR), collection patterns have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year to year. See Note 13 to the Consolidated Financial Statements for further discussion of events in the DR. Bad debt expense for the years ended December 31, 2006, 2005 and 2004 was $2.5 million, $4.0 million and $2.5 million, respectively. Future collections or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.

Investments in and advances to foreign affiliates – Management uses the equity method of accounting for these investments. At the balance sheet date, management will evaluate equity investments and related advances for a potential decline in value deemed to be other than temporary when management believes conditions warrant such an assessment. If management believes conditions warrant an assessment, such assessment encompasses various methods to determine net realizable value, including methods based on the probability weighting of various future projected net cash flow scenarios expected to be generated by the long-lived assets of the entity, and the resulting ability of that entity to repay its debt and equity based on priority, probability weighting of various future projected net cash flow scenarios expected to be realized through the sale of the ownership interest of the investment, or other methods to assess the fair value of the investment. For example, as more fully discussed in Note 13 to the Consolidated Financial Statements, in 2004 Seaboard incurred a $3.6 million charge to earnings for a decline in value considered other than temporary for its investment in a Bulgarian wine business. The fair value of this investment as of December 31, 2006 was based on probability weightings of current sale negotiation information and available fair value information for the remaining assets. These projected cash flows and other methods are subjective in nature and are based on management's best estimates and judgment. In addition, in most cases there is very little industry market data available for the countries in which these operations conduct their business. Since these investments mostly involve entities in foreign countries considered underdeveloped, changes in the local economy or political environment may occur suddenly and can materially alter the evaluation and estimates used to project cash flows. In most cases, Seaboard has an ongoing business relationship through sales of grain to these entities that also includes receivables from these foreign affiliates. Management considers the long-term business prospects of such investments when making its assessment. At December 31, 2006, the total investment in and advances to foreign affiliates was $42.5 million. See Note 5 to the Consolidated Financial Statements for further discussion.

Accrued Pension Liability – The measurement of Seaboard's pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement and are reviewed on an annual basis. The effect of changing the discount rate and assumed rate of return on plan assets by 50 basis points would increase pension expense by approximately $1.2 million per year. The effects of actual results differing from the assumptions are primarily accumulated in accrued pension liability and amortized over future periods and, therefore, generally affect Seaboard's recognized pension expense in such future periods.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2006, Seaboard has deferred tax assets of $36.6 million, net of the valuation allowance of $22.6 million, and deferred tax liabilities of $143.6 million. For the years ended December 31, 2006, 2005 and 2004, income tax expense included $6.5 million, $5.4 million and $40.1 million for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Contingent liabilities – Management has evaluated Seaboard's various exposures, including environmental exposures of its Pork segment, as described in Note 11 to the Consolidated Financial Statements. Based on currently available information and analysis, management has analyzed the potential probability of the various exposures and believes that all such items have been adequately accrued for and reflected in the consolidated balance sheet as of December 31, 2006. Changes in information, legal statutes or events could result in management making changes in estimates that could have a material adverse impact on the financial statements.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks from its day-to-day operations. Primary market risk exposures result from changing commodity prices, foreign currency exchange rates and interest rates. Changes in commodity prices impact the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain and meal futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, pork bellies and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales, and fuel oil derivatives may be used to lock in future vessel bunker costs. Because changes in foreign currency exchange rates impact the cash paid or received on foreign currency denominated receivables and payables, Seaboard manages certain of these risks through the use of foreign currency forward exchange agreements. Changes in interest rates impact the cash required to service variable rate debt. From time to time, Seaboard uses interest rate swaps to manage risks of increasing interest rates. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2006 and 2005, are presented in Note 4 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices. The tables below provide information about Seaboard's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges. Management continues to believe its commodity futures and options are primarily economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair values of the open commodity derivative positions at December 31, 2006.

Trading:	Contract Volumes Quantity	Units	Wtd.-avg. Price/Unit	Maturity	Fair Value (000's)
Futures Contracts:					
Corn purchases – long	12,485,000	bushels	$ 3.78	2007	$ 1,539
Corn sales – short	1,318,136	bushels	3.74	2007	(385)
Wheat purchases – long	2,774,010	bushels	5.16	2007	55
Wheat sales – short	1,462,936	bushels	5.48	2007	26
Soybean sales – short	165,000	bushels	6.76	2007	(13)
Soybean meal purchases – long	68,200	tons	187.86	2007	518
Soybean meal sales – short	60,100	tons	194.56	2007	(26)
Hog purchases – long	15,560,000	pounds	.69	2007	(83)
Options Contracts:					
Corn puts written – short	5,000	bushels	.07	2007	-
Wheat puts written – short	200,000	bushels	.10	2007	(1)
Wheat calls purchased – long	100,000	bushels	$ .33	2007	$ 2

At December 31, 2005, Seaboard had net trading contracts to purchase (sell) 1,512,000 bushels of grain with a fair value of $3,715,000, (61,800) tons of meal with a fair value of ($904,000), 720,000 pounds of pork bellies with a fair value of ($26,000) and (440,000) pounds of hog with a fair value of $39,000.

The table below provides information about the forward currency exchange agreements entered into and financial instruments sensitive to foreign currency exchange rates at December 31, 2006. As more fully discussed in Note 1 and Note 9 to the Consolidated Financial Statements, through December 31, 2004 the majority of these forward exchange agreements were accounted for as hedges. As of January 1, 2005, Seaboard discontinued accounting for all forward exchange agreement as hedges. The information below is presented in U.S. dollar equivalents and the majority of the contracts mature through 2007. The table presents the contract amounts in fair values and weighted average contractual exchange rate.

December 31, 2006 *(Dollars in thousands)*	Contract Amounts	Fair Values
Trading:		
Forward exchange agreements (receive $U.S./pay South African Rand (ZAR))	$ 42,777	$ (639)
Related weighted average contractual exchange rates:		
Forward exchange agreements (receive $U.S./pay ZAR)	7.17	
Forward exchange agreement, including projected Interest due at maturity (receive Japanese Yen/pay $U.S.)	$ 58,435	$ (783)
Related weighted average contractual exchange rates:		
Forward exchange agreements (receive Japanese Yen/pay $U.S.)	114.30	

At December 31, 2005, Seaboard had net agreements to exchange the equivalent of $57.9 million of South African rand at an average contractual exchange rate of 6.47 ZAR to one U.S. dollar and a fair value of $(1.1) million.

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2006. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2006, long-term debt included foreign subsidiary obligations of $1.8 million denominated in CFA francs (a currency used in several central African countries), $0.3 million payable in Argentine pesos, and $0.6 million denominated in Mozambique metical. At December 31, 2005, long-term debt included foreign subsidiary obligations of $2.0 million denominated in CFA francs, $0.9 million payable in Argentine pesos, and $0.6 million denominated in Mozambique metical. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt:							
Fixed rate	$ 63,127	$ 11,979	$ 47,274	$ 2,033	$ 1,477	$ 33,254	$ 159,144
Average interest rate	7.50%	6.81%	6.29%	11.15%	8.87%	7.22%	7.09%
Variable rate	$ 288	$ -	$ -	$ -	$ -	$ 41,800	$ 42,088
Average interest rate	7.00%	-	-	-	-	3.98%	4.00%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2005 consisted of fixed rate long-term debt totaling $220.4 million with an average interest rate of 5.54%, and variable rate long-term debt totaling $42.1 million with an average interest rate of 3.63%.

During the second quarter of 2006, Seaboard terminated all interest rate exchange agreements with a total notional value of $150.0 million. Seaboard made payments in the amount of $1.0 million to unwind these swaps. Seaboard had originally entered into these five, ten-year interest rate exchange agreements during 2001 in which Seaboard paid a stated fixed rate and received a variable rate of interest on a total notional amount of $150.0 million. As of December 31, 2005, the weighted average fixed rate payable was 5.51% and the aggregate fair value of the contracts at December 31, 2005 of $(5.3) million was recorded in accrued financial derivative liabilities.

Management's Responsibility for Consolidated Financial Statements

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for the preparation of its consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly present Seaboard's financial position and results of operations in conformity with U.S. generally accepted accounting principles and necessarily includes amounts that are based on estimates and judgments which it believes are reasonable based on current circumstances with due consideration given to materiality.

Management relies on a system of internal controls over financial reporting that is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with company policy and U.S. generally accepted accounting principles, and are properly recorded, and accounting records are adequate for preparation of financial statements and other information and disclosures. The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived and such evaluations require estimates and judgments. The design and effectiveness of the system are monitored by a professional staff of internal auditors.

All internal control systems, no matter how well designed, have inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors pursues its review of auditing, internal controls and financial statements through its audit committee, composed entirely of independent directors. In the exercise of its responsibilities, the audit committee meets periodically with management, with the internal auditors and with the independent registered public accounting firm to review the scope and results of audits. Both the internal auditors and the registered public accounting firm have unrestricted access to the audit committee with or without the presence of management.

The consolidated financial statements have been audited by the independent registered public accounting firm of KPMG LLP. Their responsibility is to examine records and transactions related to the consolidated financial statements to the extent required by the standards of the Public Company Accounting Oversight Board. KPMG has rendered their opinion that the consolidated financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Their report is included herein.

Management's Report on *Internal Control over Financial Reporting*

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that Seaboard's internal control over financial reporting was effective as of December 31, 2006.

Seaboard's registered independent public accounting firm, that audited the consolidated financial statements included in the annual report, have issued an audit report on management's assessment of Seaboard's internal control over financial reporting. Their report is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seaboard Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Kansas City, Missouri
March 5, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Seaboard Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Seaboard Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 5, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Kansas City, Missouri
March 5, 2007

SEABOARD CORPORATION
Consolidated Statement of Earnings

(Thousands of dollars except per share amounts)	2006	2005	2004
Net sales:			
Products	$1,858,588	$1,950,896	$2,088,030
Service revenues	760,964	660,313	539,564
Other	87,845	77,685	56,386
Total net sales	2,707,397	2,688,894	2,683,980
Cost of sales and operating expenses:			
Products	1,591,146	1,654,390	1,844,693
Services	586,142	511,394	416,132
Other	75,870	63,793	44,177
Total cost of sales and operating expenses	2,253,158	2,229,577	2,305,002
Gross income	454,239	459,317	378,978
Selling, general and administrative expenses	157,244	139,272	127,724
Operating income	296,995	320,045	251,254
Other income (expense):			
Interest expense	(18,774)	(22,165)	(26,406)
Interest income	25,257	14,186	8,132
Income (loss) from foreign affiliates	4,022	362	(2,045)
Minority and other noncontrolling interests	(6,883)	(4,521)	(625)
Foreign currency gain (loss), net	1,210	(1,032)	1,616
Loss from the sale of a portion of operations	-	(1,748)	-
Other investment income, net	4,381	1,962	1,629
Miscellaneous, net	10,216	5,723	(3,644)
Total other income (expense), net	19,429	(7,233)	(21,343)
Earnings before income taxes	316,424	312,812	229,911
Income tax expense	(57,735)	(46,150)	(61,815)
Net earnings	$ 258,689	$ 266,662	$ 168,096
Basic earnings per common share	$ 205.09	$ 212.20	$ 133.94
Diluted earnings per common share	$ 205.09	$ 211.94	$ 133.94
Weighted average shares outstanding			
Basic	1,261,367	1,256,645	1,255,054
Diluted	1,261,367	1,258,202	1,255,054
Dividends declared per common share	$ 3.00	$ 3.00	$ 3.00

See accompanying notes to consolidated financial statements.

SEABOARD CORPORATION

Consolidated Balance Sheets

(Thousands of dollars except per share amounts)	December 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 31,369	$ 34,622
Short-term investments	478,859	377,874
Receivables:		
Trade	202,112	171,044
Due from foreign affiliates	52,416	45,240
Other	37,158	22,895
	291,686	239,179
Allowance for doubtful accounts	(14,638)	(16,155)
Net receivables	277,048	223,024
Inventories	341,366	331,133
Deferred income taxes	12,894	9,743
Other current assets	55,033	70,814
Total current assets	1,196,569	1,047,210
Investments in and advances to foreign affiliates	42,457	39,992
Net property, plant and equipment	637,813	626,580
Goodwill	28,372	28,372
Intangible assets, net	28,760	30,120
Other assets	27,462	44,047
Total Assets	$ 1,961,433	$ 1,816,321
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable to banks	$ 62,975	$ 92,938
Current maturities of long-term debt	63,415	61,415
Accounts payable	103,429	112,177
Accrued compensation and benefits	78,818	61,466
Accrued voyage costs	30,860	31,940
Income taxes payable	2,525	2,407
Accrued financial derivative liabilities	1,422	6,368
Other accrued liabilities	45,798	50,678
Total current liabilities	389,242	419,389
Long-term debt, less current maturities	137,817	201,063
Deferred income taxes	119,861	124,749
Accrued pension liability	44,279	29,134
Other liabilities	27,824	28,082
Total non-current and deferred liabilities	329,781	383,028
Minority and other noncontrolling interests	39,103	36,034
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock of $1 par value. Authorized 4,000,000 shares; issued and outstanding 1,261,367 shares	1,261	1,261
Additional paid-in capital	21,574	21,574
Accumulated other comprehensive loss	(82,493)	(53,025)
Retained earnings	1,262,965	1,008,060
Total stockholders' equity	1,203,307	977,870
Total Liabilities and Stockholders' Equity	$ 1,961,433	$ 1,816,321

See accompanying notes to consolidated financial statements.

S E A B O A R D   C O R P O R A T I O N

Consolidated Statement of Cash Flows

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net earnings	$ 258,689	$ 266,662	$ 168,096
Adjustments to reconcile net earnings to cash from operating activities:			
Depreciation and amortization	71,258	65,106	64,620
Loss (income) from foreign affiliates	(4,022)	(362)	2,045
Put option value change	(5,400)	(1,300)	-
Other investment income, net	(4,381)	(1,962)	(1,629)
Minority and noncontrolling interest	6,883	4,521	625
Loss from the sale of a portion of operations	-	1,748	-
Deferred income taxes	6,358	5,371	39,566
Gain from sale of fixed assets	(705)	(2,081)	(1,350)
Changes in current assets and liabilities, net of portion of operations sold and business acquired:			
Receivables, net of allowance	(49,613)	37,247	(70,133)
Inventories	(11,349)	(46,283)	(18,744)
Other current assets	17,915	(25,417)	(12,266)
Current liabilities, exclusive of debt	(1,815)	15,678	30,851
Other, net	(61)	12,204	(7,586)
Net cash from operating activities	283,757	331,132	194,095
Cash flows from investing activities:			
Purchase of short-term investments	(2,560,280)	(819,643)	(317,479)
Proceeds from the sale of short-term investments	2,462,561	561,291	256,448
Purchase of long-term investments	(4,585)	-	(1,722)
Proceeds from the sale of a portion of operations	-	26,471	-
Acquisition of business	-	(47,993)	-
Investments in and advances to foreign affiliates, net	1,144	(399)	3,037
Capital expenditures	(85,886)	(64,241)	(33,622)
Proceeds from the sale of fixed assets	3,498	4,933	9,254
Other, net	(2,954)	3,988	2,090
Net cash from investing activities	(186,502)	(335,593)	(81,994)
Cash flows from financing activities:			
Notes payable to banks, net	(29,963)	91,149	(73,775)
Principal payments of long-term debt	(61,270)	(60,580)	(54,236)
Repurchase of minority interest in a controlled subsidiary	-	(762)	(5,000)
Dividends paid	(3,784)	(3,770)	(3,765)
Bond construction fund	-	-	1,289
Dividends paid to minority and noncontrolling interests	(2,741)	(2,073)	(232)
Other, net	(2,419)	-	(1,125)
Net cash from financing activities	(100,177)	23,964	(136,844)
Effect of exchange rate change on cash	(331)	499	1,986
Net change in cash and cash equivalents	(3,253)	20,002	(22,757)
Cash and cash equivalents at beginning of year	34,622	14,620	37,377
Cash and cash equivalents at end of year	$ 31,369	$ 34,622	$ 14,620

See accompanying notes to consolidated financial statements.

SEABOARD CORPORATION

Consolidated Statement of Changes in Equity

(Thousands of dollars except per share amounts)	Common Stock	Additional Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances, January 1, 2004	$ 1,255	$ -	$ (61,527)	$ 580,837	$ 520,565
Comprehensive income					
Net earnings				168,096	168,096
Other comprehensive income net of income taxes of $4,329:					
Foreign currency translation adjustment			2,504		2,504
Unrealized gain on investments			243		243
Unrecognized pension cost			5,397		5,397
Unrealized loss on cash flow hedges			(158)		(158)
Amortization of deferred gains on interest rate swaps			(200)		(200)
Comprehensive income					175,882
Dividends on common stock				(3,765)	(3,765)
Balances, December 31, 2004	1,255	-	(53,741)	745,168	692,682
Comprehensive income					
Net earnings				266,662	266,662
Other comprehensive income net of income taxes benefit of $606:					
Foreign currency translation adjustment			757		757
Unrealized gain on investments			671		671
Unrecognized pension cost			(666)		(666)
Unrealized loss on cash flow hedges			155		155
Amortization of deferred gains on interest rate swaps			(201)		(201)
Comprehensive income					267,378
Issuance of 6,313 shares of common stock to Parent	6	8,311			8,317
Excess of fair value over book value of equity in subsidiary issued to a third party		13,263			13,263
Dividends on common stock				(3,770)	(3,770)
Balances, December 31, 2005	1,261	21,574	(53,025)	1,008,060	977,870
Comprehensive income					
Net earnings				258,689	258,689
Other comprehensive income net of income tax benefit of $2,117:					
Foreign currency translation adjustment			(2,582)		(2,582)
Unrealized gain on investments			433		433
Unrecognized pension cost			(2,085)		(2,085)
Unrealized loss on cash flow hedges			(22)		(22)
Amortization of deferred gains on interest rate swaps			(198)		(198)
Comprehensive income					254,235
Adjustment to initially apply FASB Statement No. 158, net of tax benefit of $11,253			(25,014)		(25,014)
Dividends on common stock				(3,784)	(3,784)
Balances, December 31, 2006	**$ 1,261**	**$ 21,574**	**$ (82,493)**	**$ 1,262,965**	**$ 1,203,307**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation. Seaboard Flour LLC (the Parent Company) is the owner of 70.9% of Seaboard's outstanding common stock.

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investments in non-controlled foreign affiliates are accounted for by the equity method. Financial information from certain foreign subsidiaries and affiliates is reported on a one- to three-month lag depending on the specific entity.

Short-term Investments

Short-term investments are retained for future use in the business and may include money market accounts, municipal debt securities, corporate bonds and U.S. government obligations and, on a limited basis, foreign government bonds, high yield bonds, currency futures and domestic equity securities. All short-term investments held by Seaboard are categorized as available-for-sale and are reported at fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. When held, the cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on sale of investments are generally based on the specific identification method.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The Power segment, however, collects interest on certain past due accounts and the Commodity Trading and Milling segment provides extended payment terms for certain customers and/or markets due to local business conditions. The allowance for doubtful accounts is Seaboard's best estimate of the amount of probable credit losses in Seaboard's existing accounts receivable. For most operating segments, Seaboard uses a specific identification approach to determine, in management's best judgment, the collection value of certain past due accounts. For the Marine segment, the allowance for doubtful accounts is based on an aging percentage methodology primarily based on historical write-off experience. Seaboard reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Seaboard uses the lower of last-in, first-out (LIFO) cost or market for determining inventory cost of live hogs, fresh pork product and related materials. Grain, flour and feed inventories at foreign milling operations are valued at the lower of weighted average cost or market. All other inventories, including further processed pork products, are valued at the lower of first-in, first-out (FIFO) cost or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are being depreciated generally on the straight-line method over useful lives ranging from 3 to 30 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Routine and planned major maintenance, repairs, and minor renewals are expensed as incurred while major renewals and improvements are capitalized.

Impairment of Long-lived Assets

At each balance sheet date, long-lived assets, primarily fixed assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-life intangible assets are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if certain indicators arise. Separable intangible assets with finite lives are amortized over their useful lives. Management believes there is no significant exposure to a loss from impairment of acquired goodwill and other intangible assets as of December 31, 2006.

Accrued Self-Insurance

Seaboard is self-insured for certain levels of general and vehicle liability, property, workers' compensation, product recall and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

Deferred Grants

Included in other liabilities at December 31, 2006 and 2005 is $7,740,000 and $8,164,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2006 and 2005.

(Thousands of dollars)	Years ended December 31, 2006	2005
Beginning balance	$ 6,730	$ 6,266
Accretion expense	499	464
Ending balance	$ 7,229	$ 6,730

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the American Jobs Creation Act of 2004. In accordance with the Financial Accounting Standards Board Staff Position No. 109-1, Application of FASB Statement No. 109, "*Accounting for Income Taxes,* to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004", Seaboard will recognize the benefit or cost of this change in the future.

Revenue Recognition

Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage with expenses associated with containerized cargo service being recognized as incurred. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer and the sales price is fixed or determinable. Revenues from all other commercial exchanges are recognized at the time products are shipped or delivered in accordance with shipping terms, or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable. As a result of a marketing agreement with Triumph Foods, beginning in 2006 Seaboard's sales prices for its pork products included in product revenues are primarily based on an average sales price and mix of products sold from both Seaboard's and Triumph Foods' hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph Foods and recognizes this fee as service revenue primarily based on the number of head processed by Triumph Foods.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common Share

Earnings per common share are based upon the weighted average shares outstanding during the period. Basic and diluted earnings per share are the same for the years ended December 31, 2006 and 2004. Basic and diluted earnings per share are different for the year ended December 31, 2005 as a result of the issuance of shares to the Parent Company in the fourth quarter of 2005. See Note 12 for further discussion.

Reclassification

Certain reclassifications have been made to prior year amounts on the balance sheet to conform to the current year presentation.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are bank overdrafts related to foreign subsidiaries in the amounts of $438,000 and $59,000, at December 31, 2006 and 2005, respectively. The amounts paid for interest and income taxes are as follows:

	Years ended December 31,		
(Thousands of dollars)	2006	2005	2004
Interest (net of amounts capitalized)	$ 19,461	$ 23,116	$ 26,179
Income taxes (net of refunds)	47,515	68,243	11,752

Supplemental Noncash Transactions

As more fully described in Note 2, Seaboard sold some components of its third party commodity trading operations in May 2005. The following table summarizes the non-cash transactions resulting from this sale:

(Thousands of dollars)	Year ended December 31, 2005
Decrease in net working capital	$ 28,055
Decrease in fixed assets	76
Decrease in other assets	88
Loss on the sale of a portion of operations	(1,748)
Net proceeds from sale	$ 26,471

As more fully described in Note 2, Seaboard acquired a bacon processor in July 2005. The following table summarizes the non-cash transactions resulting from this acquisition:

(Thousands of dollars)	Year ended December 31, 2005
Increase in net working capital	$ 11,430
Increase in fixed assets	28,798
Increase in intangible assets	30,800
Increase in goodwill	28,372
Increase in non-controlling interest	(31,225)
Increase in other non-controlling interest	(219)
Increase in put option value	(6,700)
Increase in additional paid-in capital	(13,263)
Cash paid	$ 47,993

In the fourth quarter of 2005, Seaboard issued 6,313.34 shares to its Parent Company as a result of a tax benefit of $8,317,000. See Note 12 for further discussion.

Foreign Currency Transactions and Translation

Seaboard has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of Seaboard's foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the financial statements of certain foreign subsidiaries and affiliates are re-measured using the U.S. dollar as the functional currency. Included in foreign currency gain (loss), net for the year ended December 31, 2006 is a foreign currency gain of $1,695,000 recorded in December 2006. This gain reflects the re-measurement as of December 31, 2006 of a note payable denominated in Japanese Yen, as discussed in Note 8, of a foreign consolidated subsidiary accounted for on a one month lag except for this re-measurement of this note payable. This currency gain was primarily offset by a mark-to-market currency loss at December 31, 2006 from a foreign currency derivative contract discussed in Note 9.

Seaboard's Sugar and Citrus segment and three non-controlled, non-consolidated foreign affiliates (a Bulgarian wine business and two milling businesses in Kenya and Lesotho), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation gains and losses are recorded as components of other comprehensive loss. U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

Derivative Instruments and Hedging Activities

Seaboard follows Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Investments and Hedging Activities," as amended to account for its derivative contracts. This statement requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. Derivatives qualify for treatment as hedges for accounting purposes when there is a high correlation between the change in fair value of the instrument and the related change in value of the underlying commitment. In order to designate a derivative financial instrument as a hedge for accounting purposes, extensive record keeping is required. For derivatives that qualify as hedges for accounting purposes, the change in fair value has no net impact on earnings, to the extent the derivative is considered effective, until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments for accounting purposes, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

Seaboard holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations primarily including commodity futures and option contracts, foreign currency exchange agreements and interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2006 none of the derivatives are designated and accounted for as hedges primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

As of January 1, 2005, Seaboard discontinued accounting for the foreign currency exchange agreements as hedges for all new agreements entered into by the commodity trading business. In addition, as of January 1, 2005, Seaboard de-designated all prior outstanding hedges, effectively fixing the asset resulting from the mark-to-market gain on the firm sales commitment of $5,558,000 recorded in other current assets on the Consolidated Balance Sheets as of December 31, 2004, until such time as the firm sales commitments mature. Beginning January 1, 2005, the mark-to-market changes in the foreign exchange agreements were no longer offset with the mark-to-market changes of the underlying firm sales commitment. While $4,241,000 of the related sales were consummated during fiscal 2005, $1,317,000 of the firm sales commitments were also sold as part of the sale of a portion of the third party trading operations as discussed in Note 2. Although management still believes all of these instruments effectively manage market risks, the growth of Seaboard's commodity trading business in recent years increased the ongoing costs to maintain the extensive record-keeping requirements to qualify these instruments as hedges for accounting purposes.

Accounting Changes and New Accounting Standards
In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", which defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also prescribes a method for computing the tax benefit of such tax positions to recognize in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management believes the adoption of FIN 48 will not have a material impact on Seaboard's financial position or net earnings. Seaboard will be required to adopt FIN 48 as of January 1, 2007.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements". This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. For Seaboard, SFAS 157 is effective for the fiscal year beginning January 1, 2008. Management believes the adoption of SFAS 157 will not have a material impact on Seaboard's financial position or net earnings.

In September 2006, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. In SAB 108, the SEC staff established an approach that is commonly referred to as a "dual approach" because it now requires quantification of errors under both the iron curtain and the roll-over methods. During the fourth quarter of 2006, Seaboard adopted SAB 108. The adoption of SAB 108 did not have an effect on Seaboard's financial position, net earnings or prior year financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". As of December 31, 2006, Seaboard adopted SFAS 158. See Note 10 for further discussion.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value. Seaboard will be required to adopt this statement as of January 1, 2008. Seaboard is currently evaluating its options under SFAS 159.

As of January 1, 2006, Seaboard adopted Financial Accounting Standards No. 151, "Inventory Costs" (SFAS 151), which amended Accounting Research Board No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Any costs outside the normal range would be considered a period expense instead of an inventoried cost. The adoption of SFAS 151 did not have a material impact on Seaboard's financial position or net earnings.

Note 2

Acquisitions, Dispositions and Repurchase of Minority Interest

On July 5, 2005, Seaboard completed the acquisition effective July 3, 2005 of Daily's, a bacon processor located in the western United States, for a total purchase price of $99,181,000. The purchase price consisted of $44,488,000 in cash, plus working capital adjustments of $3,098,000, a 4.74% equity interest in Seaboard Foods LP (Foods, previously Seaboard Farms, Inc.) with a book value of $31,225,000 and fair value over book value of $13,263,000 recorded as additional paid-in capital for a total value of $44,488,000, a put option associated with the 4.74% equity interest estimated to have a fair value of $6,700,000, as discussed below, and $407,000 of additional acquisition costs incurred. The value of the 4.74% ownership interest issued to the Sellers was based on an earnings multiple of the business which approximates fair value. The acquisition includes Daily's two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. Daily's produces premium sliced and pre-cooked bacon primarily for food service. This acquisition continues Seaboard's expansion of its integrated pork model into value-added products and is expected to enhance Seaboard's ability to venture into other further processed pork products.

The sellers of Daily's had an option to put their 4.74% equity interest in Foods back to Seaboard after two years for the greater of $40,000,000 or a formula determined value as of the put date. The minimum put option value of $40,000,000 expired after five years. Likewise, Seaboard had a call provision after five years of operations whereby Seaboard could reacquire the 4.74% equity interest for the greater of $45,000,000 or a formula determined value. On December 27, 2006, Seaboard entered into a Purchase Agreement to repurchase the 4.74% equity interest in Foods from the former owners of Daily's effective January 1, 2007. As part of the Purchase Agreement, on January 2, 2007 Seaboard paid $30 million of the purchase price for the 4.74% equity interest to the former owners of Daily's. Seaboard will pay the balance of the purchase price in August 2007, currently estimated based on the formula to be an additional $10-$40 million depending on operating results and certain net cash flows through June 30, 2007. The total purchase price for the 4.74% equity interest is equal to the greater of $40 million or the same formula-determined value of the original put option, determined as of June 30, 2007; less the amount of interest which accrues on the initial $30 million portion of the purchase from January 2, 2007 through the date on which the balance of the purchase price is paid.

The agreement to repurchase the 4.74% equity interest resulted in the put option obligation being reduced to zero, as the purchase price is representative of the fair value of the 4.74% equity interest, with the offset to income as of December 31, 2006. Included in other liabilities at December 31, 2005 is the value of the put option obligation in the amount of $5,400,000, which primarily represented the exposure that Seaboard could be forced to repurchase the 4.74% minority interest at a price that exceeded fair value at the exercise date. The decrease of the put option obligation was primarily the result of the passage of time decreasing this exposure to Seaboard. Included in Miscellaneous, net for the years ended December 31, 2006 and 2005 is the change in fair value of the put option obligation for each year since the date of acquisition of approximately $5,400,000 and $1,300,000, respectively.

Operating results for Daily's are included in Seaboard's Consolidated Statement of Earnings from the date of acquisition. Pro forma results of operations are not presented, as the effects of the acquisition are not considered material to Seaboard's results of operations.

The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at July 3, 2005, the effective date of the acquisition.

(Thousands of dollars)	July 3, 2005
Net working capital	$ 11,430
Net property, plant and equipment	28,798
Intangible assets	30,800
Goodwill (tax basis of $21,673)	28,372
Increase in other non-controlling interest	(219)
Net assets acquired	$ 99,181

The intangible assets acquired include $24,000,000 of trade names and registered trademarks which are not subject to amortization. The remaining intangible asset balance consists primarily of contractual and direct customer relationships, and covenants not to compete and will be amortized over five years. As a result of the acquisition, the Pork Division is the only segment with goodwill or intangible assets. The factors that contributed to a purchase price that resulted in the recognition of goodwill were the expansion of Pork's integrated model into value-added products allowing further realization from Pork's existing products and enhancing Pork's ability to venture into other further processed pork products and access to an expanded base of industry knowledge and expertise. The following table is a summary of goodwill and intangible assets acquired from Daily's at December 31, 2006 and 2005.

(Thousands of dollars)	December 31, 2006	2005
Intangibles subject to amortization:		
Gross carrying amount:		
Customer relationships	$ 5,300	$ 5,300
Covenants not to compete	1,500	1,500
	6,800	6,800
Accumulated amortization:		
Customer relationships	(1,590)	(530)
Covenants not to compete	(450)	(150)
	(2,040)	(680)
Net carrying amount:		
Customer relationships	3,710	4,770
Covenants not to compete	1,050	1,350
Intangibles subject to amortization, net	4,760	6,120
Intangibles not subject to amortization:		
Carrying amount-trade names and registered trademarks	24,000	24,000
Total intangible assets, net	28,760	30,120
Goodwill	28,372	28,372
Total goodwill and intangible assets, net	$ 57,132	$ 58,492

The amortization expense of amortizable intangible assets for the years ended December 31, 2006 and 2005 was approximately $1,360,000 and $680,000, respectively. Amortization expense for the four succeeding years is $1,360,000 for each of the next three years and $680,000 in the fourth and final year of amortizing these assets.

Effective May 9, 2005 Seaboard's Commodity Trading and Milling segment agreed to sell some components of its third party commodity trading operations, consisting primarily of certain forward sales contracts, certain grain inventory and all related contracts to support such sales contracts, including commodity futures and options, foreign exchange agreements, purchase contracts and charter agreements for $26,471,000. This transaction closed on May 27, 2005. The counterparty to this transaction is a South African company. During 2006, Seaboard re-established its commodity trading business in markets associated with the sale in 2005 of some components of its third party commodity trading operations. Seaboard continues to focus on the supply of raw materials to its core milling operations and the transaction of third party commodity trades in support of these operations.

Since Seaboard does not use hedge accounting for its commodity and foreign exchange derivative instruments, the derivative instruments included in the sale were marked to market through the effective date of the sale while the change in value of the related commodity forward purchase and sale agreements were not. As a result, derivative gains relating to derivative instruments sold totaling $2,161,000 were included in operating income prior to the sale of a portion of the operations resulting in a loss on the sale transaction totaling $1,748,000.

Since Seaboard has conducted its commodity trading business with third parties, consolidated subsidiaries, and foreign affiliates on an interrelated basis and continues trading with third parties in certain markets, operating income from the business sold cannot be clearly distinguished from the remaining operations of Seaboard's Commodity Trading and Milling segment without making numerous subjective assumptions primarily with respect to mark-to-market accounting.

In January 2006, Seaboard paid $2,107,000 to purchase the equity of a Variable Interest Entity (VIE) which was consolidated by Seaboard at December 31, 2005. This VIE owned certain facilities used in the Pork segment's vertically integrated hog production. Non-controlling interest related to this VIE on the consolidated balance sheet as of December 31, 2005 was $1,074,000. The difference between the purchase price and non-controlling interest resulted in an increase in fixed assets.

In connection with the December 2001 sale of a 10% minority interest in one of the two power barges in the Dominican Republic, the buyer was given a three-year option to sell the interest back to Seaboard for the book value at the time of sale, pending collections of outstanding receivables. During January 2004, the buyer provided notice to exercise the option. An initial payment of $5,000,000 was paid during the second quarter of 2004 to reacquire this interest, $762,000 was paid during fiscal 2005. The remaining balance of $72,000 as of December 31, 2006 is payable subject to the collection of the remaining outstanding receivables.

In addition, Seaboard has historically paid commissions to a related entity of the above party relative to the performance of the other power barge. During the second quarter of 2004 Seaboard agreed to terminate that relationship by making a one-time payment of $2,000,000, included in selling, general and administrative expenses.

Note 3

Investments

Seaboard's short-term investments are treated as available-for-sale securities and are stated at their fair market values. As of December 31, 2006 and 2005, the short-term investments primarily consisted of fixed rate municipal notes and bonds, auction rate securities (ARS), variable rate demand notes (VRDN) and money market funds. At December 31, 2006 and 2005, cost and fair market value were not materially different for these investments. The ARS have maturities over one year but provide liquidity through a periodic auction typically held every 7, 28 or 35 days at which time the rate is reset. The VRDNs have maturities over one year, however, liquidity is provided with a put feature to the tender agent which allows the holder to sell the VRDN at par plus accrued interest with a seven day notice. Because the ARS and VRDN investments are frequently re-priced, they trade in the market on par-in, par-out basis. In addition, Seaboard has investments in domestic equity securities with a cost basis of $3,960,000 and $5,056,000 at December 31, 2006 and 2005, respectively. All available-for-sale securities are classified as current assets as they are readily available to support Seaboard's current operating needs. At December 31, 2006 and 2005, short-term investments included $10,309,000 and $7,491,000, respectively, held by a wholly-owned consolidated insurance captive to pay Seaboard's retention of accrued outstanding workers' compensation claims. The following is a summary of the estimated fair value of available-for-sale securities classified as short-term investments at December 31, 2006 and 2005.

(Thousands of dollars)	December 31, 2006	2005
Auction rate securities	$ 199,325	$ 103,815
Fixed rate municipal notes and bonds	192,753	-
Variable rate demand notes	51,872	154,795
Money market funds	25,193	113,951
Domestic equity securities	5,361	5,313
Other	4,355	-
Total short-term investments	$ 478,859	$ 377,874

The following table summarizes the estimated fair value of fixed rate municipal notes and bonds designated as available-for-sale classified by the contractual maturity date of the security as of December 31, 2006.

(Thousands of dollars)	2006
Due within one year	$ 17,273
Due after one year through three years	93,606
Due after three years	81,874
Total fixed rate municipal notes and bonds	$ 192,753

In addition to its short-term investments, as of December 31, 2006 and 2005 Seaboard also had long-term investments totaling $8,010,000 and $4,100,000, respectively, included in other assets on the Consolidated Balance Sheets. Included in this amount is an investment in the power industry in the Dominican Republic. As a result of receiving all final local government, regulatory, and banking approvals and requisite consents, during the fourth quarter of 2006 Seaboard invested $4,585,000 million, plus $728,000 million previously placed in escrow in 2004, for a total of $5,313,000 million, for a less than 20% ownership interest in a company operating a 300 megawatt electricity generating facility in the Dominican Republic. This investment is accounted for using the cost method of accounting. Also, see Note 10 for a discussion of assets held in conjunction with investments related to Seaboard's deferred compensation plans.

Other investment income for each year is as follows:

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
Realized gain on sale of securities	$ 1,703	$ 4	$ 196
Other	2,678	1,958	1,433
Other investment income, net	$ 4,381	$ 1,962	$ 1,629

Note 4
Inventories

A summary of inventories at the end of each year is as follows:

(Thousands of dollars)	December 31, 2006	2005
At lower of LIFO cost or market:		
Live hogs and materials	$ 149,521	$ 146,661
Fresh pork and materials	19,443	22,987
	168,964	169,648
LIFO adjustment	1,458	571
Total inventories at lower of LIFO cost or market	170,422	170,219
At lower of FIFO cost or market:		
Grain, primarily wheat, corn and soybeans	80,068	75,441
Sugar produced and in process	25,124	26,559
Other	29,016	27,282
Total inventories at lower of FIFO cost or market	134,208	129,282
Grain, flour and feed at lower of weighted average cost or market	36,736	31,632
Total inventories	$ 341,366	$ 331,133

The use of the LIFO method increased 2006, 2005 and 2004 net earnings by $541,000 ($0.43 per common share), $67,000 ($0.05 per common share), and $4,922,000 ($3.92 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been $1,458,000 and $571,000 lower as of December 31, 2006 and 2005, respectively.

Note 5
Investments in and Advances to Foreign Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated foreign affiliates are primarily with businesses conducting flour, maize and feed milling. The location and percentage ownership of these foreign affiliates are as follows: Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), and Nigeria (45-48%) in Africa; Ecuador (50%) in South America; and Haiti (23%) in the Caribbean. In addition, Seaboard has investments in and advances to a wine business in Bulgaria (50%) and two sugar-related businesses in Argentina (46% - 50%). The equity method is used to account for these investments.

During the fourth quarter of 2006, Seaboard's remaining individual investments in and advances to the Nigerian non-consolidated foreign affiliates of $1,048,000 were written down to zero as a result of Seaboard's proportionate share of operating losses for these entities. Accordingly, Seaboard has discontinued the use of the equity method of accounting for these non-consolidated foreign affiliates until such time Seaboard's share of the investee's net income equals the share of net losses not recognized during the period the equity method is suspended.

During 2005, milling operations ceased at Seaboard's non-controlled, non-consolidated foreign affiliate in Angola. Seaboard is exploring various alternatives to reopen the operation. As a result, during 2005 Seaboard fully reserved its past due receivables from grain sales to this affiliate by incurring a charge to bad debts and increasing its allowance for doubtful accounts in the amount of $1,500,000. The investment in and advances to this affiliate was written off as a result of Seaboard's share of operating losses incurred during 2005 by this affiliate.

In February 2005, the Board of Directors of the Bulgarian wine business (the Business) and the majority of the owners of the Business, including Seaboard, agreed to pursue the sale of the entire Business or all of its assets. During the third quarter of 2005, certain equity holders agreed to advance up to 4,500,000 Euros (approximately $5,400,000) to the Business, one-half by Seaboard, to fulfill the terms of its debt covenants, make principal payments, avoid bankruptcy and finance the current year's grape purchases. As of December 31, 2006, Seaboard had advanced 2,240,000 Euros (approximately $2,718,000). As a result of these additional advances, Seaboard is entitled to receive approximately 50% of any net sale proceeds of this Business' equity after all third party bank debt has been repaid. Based on current negotiations to sell a substantial portion of the Business and all related wine labels, and other information on the fair value for the sale of all other assets of this Business, management believes if negotiations are successful the remaining carrying value of its investment at the time of disposition will be recoverable from sales proceeds. Seaboard anticipates incurring additional losses from the operations of this Business until the sale of this Business is completed. As of December 31, 2006, the remaining carrying value of Seaboard's investments in and advances to this Business total $3,073,000, including $2,684,000 of foreign currency translation gains recorded in other comprehensive income from this Business which will be recognized in earnings upon completion of the sale. The investment and losses from the Business are included in the All Other segment. This Business is considered a VIE and the related maximum exposure to Seaboard at December 31, 2006 is limited to its remaining carrying value.

As more fully discussed in Note 13, in the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in the Business. See Note 7 for discussion of Seaboard's taxes related to this business.

Seaboard generally is the primary provider of choice for grains and supplies purchased by the non-controlled foreign affiliates primarily conducting grain processing. Sales of grain and supplies to these non-consolidated foreign affiliates included in consolidated net sales for the years ended December 31, 2006, 2005 and 2004 amounted to $242,442,000, $232,864,000, and $229,422,000, respectively. At December 31, 2006 and 2005, Seaboard had $38,748,000 and $34,013,000, respectively, of investments in and advances to, and $51,227,000 and $44,459,000, respectively, of receivables due from these foreign affiliates.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of Seaboard's years ended are as follows:

Commodity Trading and Milling Segment *(Thousands of dollars)*	December 31, 2006	 2005	 2004
Net sales	$ 516,471	501,972	442,064
Net income	$ 10,511	19,995	8,450
Total assets	$ 234,212	215,269	202,788
Total liabilities	$ 151,562	138,670	141,867
Total equity	$ 82,650	76,599	60,921

Notes to Consolidated Financial Statements

Other Businesses	December 31,		
(Thousands of dollars)	2006	2005	2004
Net sales	$ 29,096	28,611	33,230
Net loss	$ (4,548)	(7,427)	(8,143)
Total assets	$ 38,590	45,668	52,827
Total liabilities	$ 42,160	44,266	43,969
Total equity	$ (3,570)	1,402	8,858

Note 6

Property, Plant and Equipment

A summary of property, plant and equipment at the end of each year is as follows:

(Thousands of dollars)	Useful Lives	December 31, *2006*	2005
Land and improvements	15 years	$ 127,101	$ 115,334
Buildings and improvements	30 years	290,377	286,057
Machinery and equipment	3-20 years	617,738	596,257
Vessels and vehicles	3-18 years	136,350	127,419
Office furniture and fixtures	5 years	20,061	17,679
Construction in progress		25,609	8,644
		1,217,236	1,151,390
Accumulated depreciation and amortization		(579,423)	(524,810)
Net property, plant and equipment		$ 637,813	$ 626,580

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2006, 2005 and 2004 differ from the amounts computed by applying the statutory U.S. Federal income tax rate of 35 percent to earnings (loss) before income taxes for the following reasons:

	Years ended December 31,		
(Thousands of dollars)	2006	2005	2004
Computed "expected" tax expense	$ 110,749	$109,484	$ 80,468
Adjustments to tax expense attributable to:			
Foreign tax differences	(48,630)	(46,184)	(18,585)
Tax-exempt investment income	(4,276)	(1,046)	(221)
State income taxes, net of federal benefit	7,310	6,202	1,461
Change in valuation allowance	(3,890)	4,290	(3,540)
Repatriation	-	11,586	-
Federal and foreign audit settlements	(2,509)	(26,405)	(14,356)
Other	(1,019)	(11,777)	16,588
Total income tax expense	$ 57,735	$ 46,150	$ 61,815

Notes to Consolidated Financial Statements

Earnings before income taxes consists of the following:

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
United States	$ 139,725	$ 156,551	$ 120,398
Foreign	$ 176,699	$ 156,261	$ 109,513
Total	$ 316,424	$ 312,812	$ 229,911

The components of total income taxes are as follows:

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
Current:			
Federal	$ 40,032	$ 28,885	$ 16,132
Foreign	6,795	5,578	4,271
State and local	4,438	6,314	1,317
Deferred:			
Federal	(570)	1,287	39,249
Foreign	847	37	-
State and local	6,193	4,049	846
Income tax expense	57,735	46,150	61,815
Unrealized changes in other comprehensive income	(13,370)	(606)	4,329
Total income taxes	$ 44,365	$ 45,544	$ 66,144

Components of the net deferred income tax liability at the end of each year are as follows:

(Thousands of dollars)	December 31, 2006	2005
Deferred income tax liabilities:		
Cash basis farming adjustment	$ 12,852	$ 12,418
Deferred earnings of foreign subsidiaries	1,079	347
Depreciation	96,525	93,159
LIFO	31,585	27,054
Other	1,525	2,423
	143,566	135,401
Deferred income tax assets:		
Reserves/accruals	38,678	20,013
Tax credit carryforwards	4,179	6,533
Net operating and capital loss carryforwards	15,769	35,076
Other	619	-
	59,245	61,622
Valuation allowance	22,646	41,227
Net deferred income tax liability	$106,967	$ 115,006

During the fourth quarter of 2004, President Bush signed into law H.R. 4520, the American Jobs Creation Act ("Act"). The Act is a significant and complicated reform of U.S. income tax law. The Act contained several provisions which benefit Seaboard. Of particular note, the Act repealed the prior law treatment of shipping income as a component of subpart F income. This change means Seaboard will no longer accrue U.S. tax on its post-2004 shipping income, as such income is now deemed to be permanently deferred foreign earnings, and had a material impact on Seaboard's

2006 and 2005 results and future effective tax rate and cash tax payments. This change decreased income tax expense approximately $34,609,000 and $30,298,000, respectively, for the years ended December 31, 2006 and 2005.

The Act also allowed Seaboard a one-time election to repatriate permanently invested foreign earnings at a 5.25% effective U.S. income tax rate rather than the statutory 35% rate, if certain domestic reinvestment requirements are met. Management concluded its evaluation of this provision of the Act in the fourth quarter of 2005 and declared and paid a qualifying intercompany dividend of approximately $220,000,000. The dividend was paid from existing cash from foreign operations and by incurring $65,000,000 of new borrowings by a foreign subsidiary (see Note 8 for further discussion). Total taxes resulting from this dividend were approximately $11,586,000, including foreign withholding taxes incurred. As of December 31, 2006, Seaboard has not provided for U.S. Federal Income and foreign withholding taxes on $239,209,000 of undistributed earnings from foreign operations as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practicable.

The Act also repealed an export tax benefit and provides for a nine percent deduction on U.S. manufacturing income. Both are phased in over the next five years. Management expects these two changes to largely offset each other in future years.

Seaboard's tax returns are regularly audited by federal, state and foreign tax authorities, which may result in adjustments. In the second quarter of 2006, Seaboard reached a settlement with the Internal Revenue Service on its audit of Seaboard's 2004 and 2003 U.S. Federal Tax Returns. The favorable resolution of these tax issues resulted in a tax benefit of $2,786,000 for items previously reserved which was recorded in the second quarter of 2006. Also, in the fourth quarter of 2005, the Joint Committee on Taxation (JCT) approved Seaboard's settlement with the Internal Revenue Services (IRS) of its 2000-2002 U.S. Federal Tax Returns. The favorable resolution of these tax issues resulted in a tax benefit of $21,428,000 for items previously reserved. Additionally, in February 2006 Seaboard entered into a Closing Agreement with the Puerto Rican Treasury Department which favorably resolved certain prior years' tax issues. The resolution of these issues resulted in Seaboard recording a tax benefit of $4,977,000 in the fourth quarter of 2005 for items previously reserved. In January 2005, Seaboard agreed to a settlement with the IRS related to a protest for Seaboard's federal income tax returns for 1994 through 1996 resulting in a $14,356,000 tax benefit which was recognized in the fourth quarter of 2004.

As more fully discussed in Note 13, Seaboard intends to sells its equity investment in a Bulgarian wine business. As a result of the decision to sell this business, the accumulated losses for this business, which were previously considered ordinary for tax purposes, are now characterized as capital losses, which utilization is currently viewed as uncertain as discussed below. Accordingly, in the fourth quarter of 2004 Seaboard reversed previously recorded tax benefits of $5,795,000 related to prior year losses.

Seaboard currently has tax holidays in three foreign countries resulting in tax savings of approximately $3,969,000, $4,311,000 and $3,376,000 respectively, or $3.15, $3.43 and $2.69 per diluted earnings per common share for the years ended December 31, 2006, 2005 and 2004, respectively. These tax holidays are set to expire in 2007, 2008, and 2012 for each country.

Management believes Seaboard's future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses and from losses on investments that would be recognized as capital losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. In the event Seaboard generates sufficient capital gains to utilize the capital losses, a tax benefit will be recognized. The decrease in the valuation allowance for 2006 was primarily the result of lower foreign deferred tax assets, while in 2005 was the result of additional capital losses and additional foreign deferred tax assets, which management does not believe are more likely than not to be realized. At December 31, 2006, Seaboard had foreign net operating loss carryforwards (NOLs) of approximately $36,465,000, a portion of which expire in varying amounts between 2007 and 2011, and others that have indefinite expiration periods. At December 31, 2006, Seaboard had federal capital loss carryforwards of approximately $12,178,000 expiring in varying amounts in 2007 and 2008.

At December 31, 2006, Seaboard had state tax credit carry forwards of approximately $6,420,000 which may carry forward indefinitely. As discussed more fully in Note 12, during fiscal 2005, Seaboard filed tax returns utilizing NOLs that were available to use from its Parent Company pursuant to an earlier agreement. The Company issued shares of common stock to its Parent Company in exchange for the NOLs.

Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $ 62,975,000 and $92,938,000 at December 31, 2006 and 2005, respectively, consisted of obligations due banks on demand or based on Seaboard's ability and intent to repay within one year. During the second quarter of 2006, Seaboard terminated a $50,000,000 committed line of credit that had been entered into in December, 2005 in connection with a one time qualifying foreign intercompany dividend paid as discussed in Note 7. Seaboard terminated this line as foreign subsidiaries generated sufficient cash to repay the facility in its entirety during 2006. During the fourth quarter of 2006, a foreign subsidiary of Seaboard entered into a new uncommitted credit line denominated in Japanese Yen (approximately $54,626,000 at December 31, 2006) to refinance intercompany debt. At December 31, 2006, Seaboard had a committed line totaling $100,000,000 and uncommitted lines totaling approximately $159,699,000 of which $135,199,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2006, there were no borrowings outstanding under the committed line and borrowings totaled $62,975,000 under the uncommitted lines related to foreign subsidiaries. The borrowings outstanding at December 31, 2006 related to foreign subsidiaries primarily included $54,626,000 denominated in Japanese Yen and $7,931,000 denominated in South African Rand. At December 31, 2006, Seaboard's borrowing capacity under its committed line was reduced by letters of credit (LCs) totaling $56,521,000, including $42,688,000 of LCs for Seaboard's outstanding Industrial Development Revenue Bonds (IDRBs) and $13,158,000 related to insurance coverages. The weighted average interest rates for outstanding notes payable were 2.63% and 5.39% at December 31, 2006 and 2005, respectively.

The notes payable to banks under the credit lines are unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

A summary of long-term debt at the end of each year is as follows:

(Thousands of dollars)	December 31, 2006	2005
Private placements:		
7.88% senior notes, due 2007	$ 25,000	$ 50,000
5.80% senior notes, due 2007 through 2009	19,500	26,000
6.21% senior notes, due 2009	38,000	38,000
6.21% senior notes, due 2007 through 2012	6,429	7,500
6.92% senior notes, due 2012	31,000	31,000
Industrial Development Revenue Bonds, floating rates (3.97% - 3.99% at December 31, 2006) due 2014 through 2027	41,800	41,800
Bank debt, 6.41% – 8.58%, due 2007 through 2010	34,075	61,710
Foreign subsidiary obligations, 2.00% – 17.50%, due 2009 through 2010	2,443	3,276
Foreign subsidiary obligation, floating rate due 2007	288	311
Capital lease obligations and other	2,697	2,881
	201,232	262,478
Current maturities of long-term debt	(63,415)	(61,415)
Long-term debt, less current maturities	$ 137,817	$ 201,063

Of the 2006 foreign subsidiary obligations, $1,847,000 is denominated in CFA francs, $288,000 is payable in Argentine pesos, and the remaining $596,000 is denominated in Mozambique metical. Of the 2005 foreign subsidiary obligations, $2,027,000 is denominated in CFA francs, $927,000 is payable in Argentine pesos, and the remaining $633,000 is denominated in Mozambique metical.

Seaboard consolidates a limited liability company deemed to be a VIE. As a result, bank debt totaling $24,803,000 and $27,918,000 as of December 31, 2006 and 2005, respectively, is included in the table above. This bank debt is collateralized by fixed assets with a net book value of $24,133,000 as of December 31, 2006. The weighted average interest rates were 7.54% at December 31, 2006 and 2005, respectively.

At December 31, 2006, Seaboard had additional bank debt secured by hog production facilities and equipment with a net book value of $35,419,000.

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $507,000,000 plus 25% of cumulative consolidated net income beginning October 2, 2004; limits aggregate dividend payments to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 plus the aggregate amount of Net Proceeds of Capital Stock for such period ($362,905,000 as of December 31, 2006) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard's ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2006.

Annual maturities of long-term debt at December 31, 2006 are as follows: $63,415,000 in 2007, $11,979,000 in 2008, $47,274,000 in 2009, $2,033,000 in 2010, $1,477,000 in 2011 and $75,054,000 thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The cost and fair values of investments and long-term debt at December 31, 2006 and 2005 are presented below.

December 31,	2006		2005	
(Thousands of dollars)	Cost	Fair Value	Cost	Fair Value
Short-term investments	$ 477,019	$ 478,859	$ 377,617	$ 377,874
Long-term debt	201,232	200,489	262,478	259,990

The fair value of the short-term investments is based on quoted market prices at the reporting date for these or similar investments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

Commodity Instruments

Seaboard uses various grain, meal, hog, pork bellies and fuel oil futures and options to manage its exposure to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. However, due to the extensive record-keeping required to designate the commodity derivative transactions as hedges for accounting purposes, Seaboard marks to market its commodity futures and options primarily as a component of cost of sales. Management continues to believe its commodity futures and options are primarily economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. From time to time, Seaboard may enter into speculative derivative transactions not directly related to its raw material requirements.

At December 31, 2006 and 2005, Seaboard had open net contracts to purchase and (sell) 12,313,000 and (1,512,000) bushels of grain with fair values of $1,222,000 and $3,715,000, respectively, and 8,000 and (62,000) tons of soybean meal with fair values of $492,000 and $(904,000), respectively, included with other accrued financial derivative liabilities or current assets on the Consolidated Balance Sheets. In addition, at December 31, 2006 Seaboard had net contracts to purchase 15,560,000 pounds of hogs with fair values of $(83,000). At December 31, 2005, Seaboard also had contracts to sell 440,000 pounds of hogs with a fair value of $39,000 and contracts to purchase 720,000 pounds of pork bellies with fair values of $(26,000). For the years ended December 31, 2006, 2005 and 2004 Seaboard realized net gains (losses) of $12,157,000, $(1,156,000), and $(11,886,000) related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements
Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Prior to January 1, 2005 Seaboard accounted for its currency exchange hedges of firm commitments and trade receivables from third parties as fair value hedges through December 31, 2004. Exchange agreements related to firm commitments and receivables from foreign affiliates were accounted for as cash flow hedges through December 31, 2004. For foreign currency exchange agreements designated as fair value hedges, the derivative gains and losses were recognized in operating income for 2004 along with the change in fair value of the related contract through December 31, 2004. For foreign currency exchange agreements designated as cash flow hedges, the derivative gains and losses are included as a component of other comprehensive income until the underlying contract was recorded. As discussed in Note 1, as of January 1, 2005, Seaboard discontinued accounting for the foreign currency exchange agreements as hedges for all new agreements entered into by the commodity trading business. As a result, for 2006 and 2005 the change in value of only the foreign exchange agreements are marked to market as a component of cost of sales on the Consolidated Statements of Earnings and are included on other current assets or accrued financial derivatives liabilities on the Consolidated Balance Sheets as of December 31, 2006 and 2005. The net gains and losses recognized in the Consolidated Statements of Earnings from the exchange agreements were not material for the years ended December 31, 2004.

At December 31, 2006 and 2005, Seaboard had trading foreign exchange contracts (receive $U.S./pay South African Rand (ZAR)) to cover its firm sales commitments and trade receivables with notional amounts of $41,458,000 and $56,596,000, respectively, with a fair value of $(644,000) and $(1,046,000), respectively, included in accrued financial derivative liabilities on the Consolidated Balance Sheet.

At December 31, 2006 and 2005, Seaboard had trading foreign exchange contracts (receive $U.S./pay ZAR) to cover various foreign currency working capital needs for notional amounts of $1,319,000 and $1,259,000 respectively, with fair values of $5,000 and $(11,000).

At December 31, 2006, Seaboard had trading foreign exchange contracts (receive Japanese Yen/pay $U.S.) to cover note payable borrowings for an uncommitted line of credit denominated in Japanese Yen for notional amounts of $58,435,000 with a fair value of $(783,000).

Interest Rate Exchange Agreements
Seaboard entered into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. At December 31, 2006 and 2005, deferred gains on prior year's terminated interest rate exchange agreements (net of tax) totaled $152,000 and $350,000, respectively, relating to swaps that hedged variable rate debt. This amount is included in accumulated other comprehensive loss on the Consolidated Balance Sheets. For each of the years ended December 31, 2006, 2005 and 2004, interest rate exchange agreements accounted for as hedges decreased interest expense by $324,000 resulting from amortization of terminated proceeds.

At December 31, 2005 Seaboard had five, ten-year interest rate exchange agreements outstanding that were not paired with specific variable rate contracts, whereby Seaboard paid a stated fixed rate and received a variable rate of interest on a total notional amount of $150,000,000. While Seaboard had certain variable rate debt, these interest rate exchange agreements did not qualify as hedges for accounting purposes. During the second quarter of 2006, Seaboard terminated all interest rate exchange agreements with a total notional value of $150,000,000. Seaboard made payments in the amount of $1,028,000 to unwind these swaps. At December 31, 2005, the fair values of these contracts totaled $(5,311,000), and were included in accrued financial derivative liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2006, 2005, and 2004 the net gain (loss) for interest rate exchange agreements not accounted for as hedges were $3,374,000, $2,996,000 and $(4,597,000), respectively, and are included in Miscellaneous, net in the Consolidated Statements of Earnings. Included in the gains and losses for 2006, 2005 and 2004 are net payments of $909,000, $4,047,000 and $6,403,000, respectively, during 2006, 2005 and 2004 for the difference between the fixed rate paid and variable rate received on these contracts.

Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan (the Plan) for its domestic salaried and clerical employees. The Plan generally provides eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay. Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. However, because of Seaboard's positive liquidity position for the past three years, management authorized additional contributions to be made. In December 2004 Seaboard made a $14,250,000 contribution approximately equal to the maximum deductible amount for the 2004 plan year. In February 2006 Seaboard made a contribution of $3,811,000 which was the maximum deductible contribution allowed for the 2005 plan year. In March 2007, Seaboard may make a deductible contribution of $10,000,000 for the 2006 plan year. Although the maximum deductible amount for 2006 is $28,445,000, at this time management does not plan on making any additional contributions in 2007 for the 2006 plan year and currently does not anticipate making any contributions during 2007 for the 2007 plan year.

Plan assets are invested to achieve a diversified overall portfolio consisting primarily of individual stocks, bonds and mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolio is evaluated relative to customized benchmarks, and is expected to exceed the customized benchmark over five year rolling periods and longer. The investment strategy is periodically reviewed for continued appropriateness. Derivatives, real estate investments, non-marketable and private equity or placement securities are not allowed investments under the Plan. Seaboard's asset allocation targets and actual investment composition within the Plan are as follows:

	Target Percentage of Portfolio	Actual Plan Composition at December 31, 2006	2005
Domestic Large Cap Equity	35%	37%	36%
Domestic Small and Mid Cap Equity	15%	14%	14%
International Equity	15%	17%	16%
Fixed Income	35%	32%	34%

Seaboard also sponsors non-qualified, unfunded supplemental executive plans and has certain individual, non-qualified, unfunded supplemental retirement agreements for certain retired employees. On November 5, 2004, Seaboard amended its Executive Retirement Plan, which provides a supplemental retirement benefit to officers and certain key employees of Seaboard and its subsidiaries, to conform the benefit calculation to the Plan discussed above by changing the methodology for calculating the benefit to a percentage of final average pay for all years of service. The amendment also changed the normal form of the benefit to a lump sum payment, provided the employee has at least 5 years of service after the plan amendment was adopted. While this amendment had no effect on the 2004 net periodic benefit cost, it increased unrecognized prior service cost by $8,697,000 at December 31, 2004, and increased net periodic benefit cost by $599,000 for each of the years ended December 31, 2006 and 2005. The unamortized prior service cost is being amortized over the average remaining working lifetime of the active participants for this plan. Management is considering funding options but currently has no plans to provide funding for these supplemental executive plans in advance of when the benefits are paid.

Assumptions used in determining pension information for the plans were:

	Years ended December 31, 2006	2005	2004
Weighted-average assumptions			
Discount rate used to determine obligations	5.75%	5.50%	6.00%
Discount rate used to determine net periodic benefit cost	5.50%	6.00%	6.25%
Expected return on plan assets	7.50%	7.50%	8.25%
Long-term rate of increase in compensation levels	4.00-5.00%	4.00-5.00%	4.00-5.00%

Management changed its assumptions basis for the discount rate and excepted return on plan assets beginning in 2005 to more accurately reflect its own estimated benefit payments and specific past history. The change in assumptions did not have a material impact on the results of operation for 2005. For 2006 and 2005, management selected the discount rate based on Moody's year-end published Aa corporate bond yield, rounded to the nearest quarter percentage point and compared this rate for reasonableness to a model-based result which the timing and amount of cash outflows approximates the estimated payouts. For 2004, management selected the discount rate based on Moody's year-end published Aa corporate bond yield plus 25 basis points. The expected return on Plan assets assumption is based on the weighted average of asset class expected returns that are consistent with historical returns. For 2006 and 2005 the assumed rate was selected to match the 50th percentile rounded to the nearest quarter percentage point of model-based results that reflect the Plan's asset allocation. For 2004, the assumed rate was selected to fall between the 50th and 75th percentiles rounded to the nearest quarter percentage point. The measurement date for the Plan is December 31. The unrecognized net actuarial losses are amortized over the average remaining working lifetime of the active participants for these plans.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". This statement required companies to fully recognize, as an asset or liability, the overfunded or underfunded status of its benefit plan(s) with the offset to accumulated other comprehensive income, a component of stockholders' equity. This statement requires employers to recognize previously disclosed but unrecognized gains/losses, prior service costs/credits, and transition assets/obligations when recognizing a plan's funded status as a component of shareholders' equity in accumulated other comprehensive income. As of December 31, 2006, Seaboard adopted SFAS 158. The adoption of SFAS 158 increased pension liabilities by $15,427,000, reduced prepaid pension assets by $13,342,000, reduced intangible pension assets by $7,498,000 and reduced total shareholders' equity by $25,014,000, net of a deferred tax asset of $11,253,000. SFAS 158 did not have an effect on 2006 net earnings or prior year financial statements.

The changes in the plans' benefit obligations and fair value of assets for the Plan, supplemental executive plans and retirement agreements for the years ended December 31, 2006 and 2005, and a statement of the funded status as of December 31, 2006 and 2005 are as follows:

December 31,	2006	2005	
(Thousands of dollars)	Accumulated benefits exceed assets	Assets exceed accumulated benefits	Accumulated benefits exceed assets
Reconciliation of benefit obligation:			
Benefit obligation at beginning of year	$ 100,706	$ 53,118	$ 34,664
Service cost	4,415	2,497	1,416
Interest cost	5,902	3,136	2,001
Actuarial gains	15,131	3,812	2,618
Benefits paid	(4,824)	(1,560)	(996)
Benefit obligation at end of year	$ 121,330	$ 61,003	$ 39,703
Reconciliation of fair value of plan assets:			
Fair value of plan assets at beginning of year	$ 57,383	$ 55,896	$ -
Actual return on plan assets	7,996	3,047	-
Employer contributions	6,583	-	996
Benefits paid	(4,824)	(1,560)	(996)
Fair value of plan assets at end of year	$ 67,138	$ 57,383	$ -
Funded status	(54,192)	(3,620)	(39,703)
Unrecognized transition obligation	-	-	97
Unamortized prior service cost	-	(389)	8,974
Unrecognized net actuarial losses	-	16,939	6,989
Prepaid (accrued) benefit cost	$ (54,192)	$ 12,930	$ (23,643)

Notes to Consolidated Financial Statements

The funded status for the Plan was $(1,812,000) and $(3,620,000) at December 31, 2006 and 2005, respectively. The accumulated benefit obligation for the Plan was $62,950,000 and $57,342,000 and for the other plans was $39,346,000 and $31,790,000 at December 31, 2006 and 2005, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $13,383,000, $5,954,000, $4,825,000, $6,076,000, $5,252,000, and $41,545,000, respectively.

Amounts recognized in the Consolidated Balance Sheets as of December 31, 2006 and 2005 consist of:

December 31	2006	2005	
(Thousands of dollars)	Accumulated benefits exceed assets	Assets exceed accumulated benefits	Accumulated benefits exceed assets
Prepaid benefit cost	$ -	$ 12,930	$ -
Accrued benefit liability	(54,192)	-	(30,599)
Intangible asset	-	-	5,249
Accumulated other comprehensive income	-	-	1,707
Prepaid (accrued) benefit cost	$ (54,192)	$ 12,930	$ (23,643)

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive income (AOCI) at December 31, 2006 was as follows:

(Thousands of dollars)	2006
Accumulated loss, net of gain	$(33,379)
Prior service cost, net of credit	(7,931)
Transitional obligation	(81)
Total Accumulated Other Comprehensive Income	$(41,391)

The net periodic benefit cost of these plans was as follows:

	Years ended December 31,		
(Thousands of dollars)	2006	2005	2004
Components of net periodic benefit cost:			
Service cost	$ 4,415	$ 3,913	$ 3,310
Interest cost	5,902	5,137	4,370
Expected return on plan assets	(4,462)	(4,115)	(2,873)
Amortization and other	2,815	1,323	838
Net periodic benefit cost	$ 8,670	$ 6,258	$ 5,645

The amounts in AOCI expected to be recognized as components of net periodic benefit cost in 2007 are as follows:

(Thousands of dollars)	2007
Accumulated loss, net of gain	$ 1,628
Prior service cost, net of credit	590
Transition obligation	16
Settlement loss	3,671
Estimated net periodic benefit cost	$ 5,905

Effective July 6, 2006, Mr. H. H. Bresky retired as President and CEO of Seaboard, remaining as Chairman of the Board. As a result of Mr. Bresky's retirement, he was entitled to a lump sum payment of $8,709,000 from Seaboard's Executive Retirement Plan as of December 31, 2006. Under the Act discussed in Note 7 above, there is a six month delay of benefit payments for key employees and thus Mr. Bresky was not paid his lump sum until February 2007. This lump sum payment exceeded the Company's service and interest cost components under this plan and thus required Seaboard to recognize a portion of its actuarial losses. However, Seaboard was not relieved of its obligation until the settlement was paid in 2007. Accordingly, the settlement loss of $3,671,000 was deferred as of December 31, 2006 and recognized in February 2007 in accordance with SFAS No. 88, "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension for Termination Benefits."

Seaboard participates in a multi-employer pension fund, which covers certain union employees under a collective bargaining agreement. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement. Contribution expense for this plan was $442,000, $452,000 and $346,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable although Seaboard has received notice the pension fund is under funded. Seaboard could, under certain circumstances, be liable for unfunded vested benefits or other expenses of this jointly administered union plan. Seaboard has not established any liabilities for potential future withdrawal as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. Seaboard primarily contributes to the plans an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service for the significant plan. Contribution expense for this plan was $1,643,000, $1,604,000 and $1,445,000 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and in 2005 assumed responsibility for and sponsorship of two defined contribution plans covering most of Daily's employees. Contribution expense for these plans was $554,000, $440,000 and $250,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Beginning in 2006, Seaboard established a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in two investments. Seaboard has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to two investments. However, as a result of U.S. tax legislation passed in October 2004, reductions to compensation earned after 2004 is no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributed 3% of the employees reduced compensation. Seaboard's expense for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $2,466,000, $1,433,000 and $1,602,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Included in other liabilities at December 31, 2006 and 2005 are $19,009,000 and $15,250,000, respectively, representing the market value of the payable to the employees upon exercise for both plans. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2006 and 2005, $22,787,000 and $19,094,000 were included in other current assets on the Consolidated Balance Sheets. Investment income related to the mark-to-market of these investments for 2006, 2005, and 2004 totaled $2,358,000, $1,376,000 and $1,537,000, respectively.

Note 11
Commitments and Contingencies

Seaboard Foods has been subject to an ongoing Unilateral Administrative Order ("RCRA Order") filed by the United States Environmental Protection Agency ("EPA") on June 29, 2001. The RCRA Order relates to five swine farms located in Oklahoma purchased by Seaboard Foods from PIC International Group, Inc. ("PIC"), which is also a party to the RCRA Order. On September 11, 2006, Seaboard Foods and PIC signed a Consent Decree with the United States to resolve the RCRA Order, which Consent Decree was approved by the U.S. District Court on December 8, 2006. Pursuant to the Consent Decree, Seaboard Foods and PIC agreed to a civil penalty totaling $240,000, which PIC has paid. In addition to payment of the civil penalty, Seaboard Foods and PIC agreed to take a number of remedial actions with respect to the five farms subject to the RCRA Order, and Seaboard Foods agreed to take additional remedial actions with respect to one additional farm. Seaboard Foods' share of the costs for future remediation actions are not expected to be material.

Notes to Consolidated Financial Statements

In March 2006, Seaboard Foods entered into a Settlement Agreement with the State of Oklahoma to resolve a regulatory action with respect to the same properties involved in the EPA RCRA Order. Pursuant to this Settlement Agreement, Seaboard Foods paid a fine of $100,000, agreed to undertake certain supplemental environmental projects at a cost of $80,000, and agreed to take remedial actions that are substantially identical to those provided for in the Consent Decree with the United States discussed above.

PIC is jointly responsible for the remedial obligations under the EPA Consent Decree and has been indemnifying Seaboard Foods with respect thereto, pursuant to an indemnification agreement which has a $5,000,000 limit. PIC previously advised Seaboard Foods that it is not responsible for the expenditures in excess of $5,000,000, which Seaboard Foods disputes. Although there has been no formal resolution of this dispute with PIC, the amounts expended to date by PIC total in excess of $5,000,000, and PIC has continued to pay substantially all expenditures required to comply with the EPA Consent Decree and thus no accrual for such costs has been recorded by Seaboard. Moreover, as noted above, PIC is jointly responsible for the remedial obligations and substantially all other obligations under the EPA Consent Decree. As such, Seaboard believes that PIC will continue to take the actions necessary and to pay the costs of complying with the EPA Consent Decree and thus no accrual for such costs has been recorded by Seaboard. Seaboard Foods also believes that a more general indemnity agreement would require indemnification of liability in excess of $5,000,000 although PIC disputes this. Accordingly, management does not believe there is any future material exposure for Seaboard related to these remediation actions and the related PIC indemnification.

During the fourth quarter of 2005, Seaboard's subsidiary, Seaboard Marine, received a notice of violation letter from U.S. Customs and Border Protection demanding payment of a significant penalty for an alleged failure to manifest narcotics in connection with Seaboard Marine's shipping operations, in violation of a federal statute and regulation. Seaboard has responded to the allegations and is engaged in discussions with U.S. Customs and Border Protection regarding the matter. Management believes that the resolution of the matter will not have a material adverse effect on the consolidated financial statements of Seaboard.

Seaboard is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of Seaboard.

Contingent Obligations

Certain of the non-consolidated affiliates and third party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2006, Seaboard had three guarantees outstanding with a total maximum exposure of $2,403,000. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As of December 31, 2006, Seaboard had outstanding $61,782,000 of letters of credit (LCs) with various banks. Included in this amount are LCs that reduced Seaboard's borrowing capacity under its committed credit facilities as discussed in Note 8 totaling $42,688,000, which support the IDRBs included as long-term debt and $13,158,000 of LCs related to insurance coverages.

Commitments

As of December 31, 2006 Seaboard had various firm noncancelable purchase commitments and commitments under other agreements, arrangements and operating leases as described in the table below.

Purchase commitments	Years ended December 31,					
(Thousands of dollars)	2007	2008	2009	2010	2011	Thereafter
Hog procurement contracts	$ 108,092	$ 82,608	$ 32,564	$ 33,526	$ -	$ -
Grain and feed ingredients	50,112	695	-	-	-	-
Grain purchase contracts for resale	162,262	-	-	-	-	-
Fuel purchase contract	13,175	-	-	-	-	-
Equipment purchases and facility improvements	57,852	-	-	-	-	-
Other purchase commitments	7,720	-	-	-	-	-
Total firm purchase commitments	399,213	83,303	32,564	33,526	-	-
Vessel time-charter arrangements	68,089	13,312	-	-	-	-
Contract grower finishing agreements	11,948	11,909	11,873	11,870	11,098	61,356
Other operating lease payments	10,252	7,655	3,350	2,505	1,912	4,335
Total unrecognized firm commitments	$ 489,502	$ 116,179	$ 47,787	$ 47,901	$ 13,010	$ 65,691

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2006. During 2006, 2005 and 2004, this segment paid $114,921,000, $155,406,000 and $177,107,000, respectively for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2006. This segment also has short-term freight contracts in place for delivery of future grain sales.

The Power segment has entered into a contract for the supply of substantially all fuel required through June 2007 at market-based prices. The fuel commitment shown above reflects the average price per barrel at December 31, 2006 for the minimum number of barrels specified in the agreement.

The Marine segment enters into contracts to time-charter vessels for use in its operations. These contracts range from short-term time-charter for a few months and long-term commitments ranging from one to three years. In addition to its long-term lease agreements, the short-term time-charter contracts of $112,000 for 2007 are included above in vessel time-charter arrangements. This segment's charter hire expenses during 2006, 2005 and 2004 totaled $91,747,000, $76,668,000 and $51,064,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2006, 2005 and 2004, Seaboard paid $13,646,000, $12,970,000 and $10,099,000, respectively, under contract grower finishing agreements.

Seaboard also leases various facilities and equipment under noncancelable operating lease agreements. Rental expense for operating leases amounted to $13,132,000, $11,542,000 and $10,420,000 in 2006, 2005 and 2004, respectively.

Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

In a 2002 transaction (the Transaction) between Seaboard and its parent company, Seaboard Flour LLC (the Parent Company), Seaboard effectively repurchased shares of its common stock owned by the Parent Company in return for repayment of all indebtedness owed by the Parent Company to Seaboard. As a part of the Transaction, the Parent Company transferred to Seaboard rights to receive possible future cash payments from a subsidiary of the Parent Company and the benefit of other assets owned by that subsidiary. Seaboard also received tax NOLs which allow Seaboard to reduce the amount of future income taxes it otherwise would pay. To the extent Seaboard receives cash payments as a result of the transferred rights or reduces its federal income taxes payable by utilizing the NOLs, Seaboard agreed to issue to the Parent Company new shares of common stock with a value equal to the cash received and/or the NOLs utilized. The value of the common stock for purposes of determining the number of shares issued is equal to the ten day rolling average closing price, determined as of the twentieth day prior to the issue date. The maximum number of shares of common stock which may be issued to the Parent Company under the Transaction is capped at 232,414.85, the number of shares which were originally purchased from the Parent Company.

On September 15, 2005, Seaboard filed tax returns utilizing the NOLs resulting in reducing its federal income tax by $8,317,000. Based on terms of the Transaction, the price of the shares of Seaboard's common stock to be issued to the Parent Company is equal to the ten day rolling average closing price prior to October 1, 2005, which was $1,317.44. This resulted in Seaboard issuing 6,313.34 shares to Parent Company on November 3, 2005. As of December 31, 2006, Seaboard had not received any cash payments from the subsidiary of its Parent Company and does not currently expect to receive any material amount of cash prior to the expiring of the right to receive such payments on September 17, 2007.

As all contingencies regarding the issuance of the shares to the Parent Company were resolved as of October 1, 2005, the weighted average number of shares presented below reflect such shares as outstanding for one day in the third quarter and the entire period in the fourth quarter for the basic earnings per share calculation and for the entire third and fourth quarter for the diluted earnings per share calculation. The following table reconciles the number of shares utilized in the earnings per share calculations:

	Years ended December 31,		
	2006	2005	2004
Weighted-average number of shares Common shares – basic	1,261,367	1,256,645	1,255,054
Effect of weighted average dilutive securities			
for common stock issued to Parent	-	1,557	-
Common shares – diluted	1,261,367	1,258,202	1,255,054

As discussed in Note 2, as a result of issuing a 4.74% equity interest in Seaboard Foods LP in connection with the acquisition of Daily's during 2005, the difference between the fair value of this equity interest compared to the book value was recorded as additional paid-in capital in the amount of $13,263,000.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

	Years ended December 31,		
(Thousands of dollars)	2006	2005	2004
Cumulative foreign currency translation adjustment	$ (55,811)	$ (53,229)	$ (53,986)
Unrealized gain on investments	1,361	928	257
Unrecognized pension cost	(28,140)	(1,041)	(375)
Net unrealized loss on cash flow hedges	(55)	(33)	(188)
Deferred gain on interest rate swaps	152	350	551
Accumulated other comprehensive loss	$ (82,493)	$ (53,025)	$ (53,741)

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar and Citrus segment. When the Argentine government lifted the one to one parity of the peso to the U.S. dollar at the end of 2001, the peso lost significant value against the dollar. At December 31, 2006, the Sugar and Citrus segment had $107,156,000 in net assets denominated in Argentine pesos, $13,604,000 in net assets denominated in U.S. dollars and $54,626,000 of liabilities denominated in Japanese Yen in Argentina.

As discussed in Note 10, as of December 31, 2006 Seaboard adopted SFAS 158 resulting in a $25,014,000 increase in unrecognized pension cost net of a deferred tax benefit of $11,253,000.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate. For 2006, the unrecognized pension cost includes $7,413,000 related to employees at certain subsidiaries for which no tax benefit has been recorded.

Note 13

Segment Information

Seaboard Corporation had five reportable segments through December 31, 2006: Pork, Commodity Trading and Milling, Marine, Sugar and Citrus, and Power, each offering a specific product or service. Seaboard's reporting segments are based on information used by Seaboard's Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the five main segments is separately managed and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh, frozen and further processed pork products to further processors, foodservice outlets, grocery stores and other retail outlets, and other distributors throughout the United States, and to Japan and to certain other foreign markets. The Commodity Trading and Milling segment internationally markets wheat, corn, soybean meal and other commodities in bulk to third party customers and to non-consolidated foreign affiliates, and operates flour, maize and feed mills in foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin, and Central and South America. The Sugar and Citrus segment produces and processes sugar, citrus and alcohol in Argentina primarily to be marketed locally. The Power segment operates as an unregulated independent power producer in the Dominican Republic generating power from a system of diesel engines mounted on two barges. Revenues for the All Other segment are primarily derived from the jalapeño pepper processing operations.

The Pork segment derives between 10% to 13% percent of its revenues from three customers in Japan through one agent. In addition, approximately all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. During the first quarter of 2006, Triumph Foods began production at its new pork processing plant and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods. The Triumph Foods plant is expected to reach full double shift operating capacity during 2007.

At times during 2006, Seaboard's power production was restricted by the regulatory authorities in the Dominican Republic. The regulatory body schedules production based on the amount of funds available to pay for the power produced and the relative costs of the power produced. During the last half of 2005, management decided to produce at near capacity as a result of a more stable payment performance from all customers, while during 2004 Seaboard curtailed its level of power production from time to time due to lack of payments from spot sales. In addition, approximately $1,932,000 of spot market sales were not recorded during the second half of 2004 as collection was not reasonably assured. Certain receivables from 2004 spot sales are still outstanding. As of December 31, 2006, Seaboard's net receivable exposure from customers with significant past due balances totaled $2,775,000, which represents receivables from two customers classified in other long-term assets on the Consolidated Balance Sheets.

The Dominican peso has fluctuated significantly against the U.S. dollar over the past few years. Foreign exchange gains (losses) included in other income (expense) for this segment totaled $741,000, $(1,569,000) and $2,460,000 for 2006, 2005 and 2004, respectively.

Seaboard's produce division, representing the majority of sales in the All Other segment, derives almost all of its revenues from one customer.

Notes to Consolidated Financial Statements

Seaboard's investment in a Bulgarian wine business (the Business) and related losses from this Business are included in the All Other Segment. As a result of an agreement for additional advances made discussed in Note 5 which changed distribution priorities, Seaboard is entitled to receive approximately 50% of any net sale proceeds of this Business' equity after all third party bank debt has been repaid. As a result, Seaboard decreased its share of the losses from 100% in 2005 to 50% in 2006. During 2005, based on a change in Seaboard's claim on the Business' book value, Seaboard increased its share of losses from this Business to 100% in 2005 from 37% in 2004. In February 2005, the Board of Directors and the majority of the owners of this Business, including Seaboard, agreed to pursue the sale of the entire Business or all of its assets. Accordingly, Seaboard assessed the fair value of this Business based on current negotiations to sell a substantial portion of the Business and all related wine labels, and other information on the fair value for the sale of all other assets of this Business. The result of this assessment indicated a fair value less than the recorded cost basis of as of December 31, 2004. As a result, in the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in this Business as a charge to losses from foreign affiliates in the All Other segment.

The following tables set forth specific financial information about each segment as reviewed by management. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income (loss) from foreign affiliates for the Commodity Trading and Milling segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:

	Years ended December 31,		
(Thousands of dollars)	2006	2005	2004
Pork	$ 1,002,656	$ 1,023,885	$ 961,614
Commodity Trading and Milling	735,583	835,662	1,066,545
Marine	741,563	638,296	498,504
Sugar and Citrus	123,378	88,969	72,940
Power	87,845	77,685	56,386
All Other	16,372	24,397	27,991
Segment/Consolidated Totals	$ 2,707,397	$ 2,688,894	$ 2,683,980

Operating Income:

	Years ended December 31,		
(Thousands of dollars)	2006	2005	2004
Pork	$ 138,303	$ 182,749	$ 147,428
Commodity Trading and Milling	37,225	34,374	29,269
Marine	106,033	90,922	63,929
Sugar and Citrus	19,184	11,884	12,225
Power	8,471	9,561	4,409
All Other	1,530	2,604	3,196
Segment Totals	310,746	332,094	260,456
Corporate	(13,751)	(12,049)	(9,202)
Consolidated Totals	$ 296,995	$ 320,045	$ 251,254

Notes to Consolidated Financial Statements

Income (Loss) from Foreign Affiliates:

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
Commodity Trading and Milling	$6,323	$8,138	$ 5,806
Sugar and Citrus	(1,060)	111	687
All Other	(1,241)	(7,887)	(8,538)
Segment/Consolidated Totals	$4,022	$ 362	$ (2,045)

Depreciation and Amortization:

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
Pork	$ 43,744	$ 41,098	$ 40,017
Commodity Trading and Milling	3,974	3,344	2,945
Marine	13,502	11,047	11,504
Sugar and Citrus	5,800	5,176	4,214
Power	3,763	3,831	5,363
All Other	192	375	360
Segment Totals	70,975	64,871	64,403
Corporate	283	235	217
Consolidated Totals	$ 71,258	$ 65,106	$ 64,620

Total Assets:

(Thousands of dollars)	December 31, 2006	December 31, 2005
Pork	$ 721,514	$ 731,422
Commodity Trading and Milling	301,672	282,160
Marine	176,673	150,797
Sugar and Citrus	133,971	112,882
Power	66,978	77,206
All Other	8,464	8,991
Segment Totals	1,409,272	1,363,458
Corporate	552,161	452,863
Consolidated Totals	$ 1,961,433	$ 1,816,321

Investment in and Advances to Foreign Affiliates:

(Thousands of dollars)	December 31, 2006	2005
Commodity Trading and Milling	$ 38,748	$ 34,013
Sugar and Citrus	636	1,987
All Other	3,073	3,992
Segment/Consolidated Totals	$ 42,457	$ 39,992

Capital Expenditures:

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
Pork	$ 30,324	$ 8,070	$ 11,807
Commodity Trading and Milling	4,024	13,811	4,862
Marine	30,429	30,028	10,345
Sugar and Citrus	18,379	11,195	5,485
Power	107	277	198
All Other	1,033	820	847
Segment Totals	84,296	64,201	33,544
Corporate	1,590	40	78
Consolidated Totals	$ 85,886	$ 64,241	$ 33,622

Administrative services provided by the corporate office allocated to the individual segments represent corporate services rendered to and costs incurred for each specific division with no allocation to individual segments of general corporate management oversight costs. Corporate assets include short-term investments, other current assets related to deferred compensation plans, certain investments in and advances to foreign affiliates, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments.

Geographic Information

Seaboard had sales in South Africa totaling $172,067,000, $167,748,000 and $355,475,000 for the years ended December 31, 2006, 2005 and 2004, respectively, representing approximately 6%, 6% and 13% of total sales for each respective year. No other individual foreign country accounts for 10% or more of sales to external customers. The following table provides a geographic summary of net sales based on the location of product delivery.

(Thousands of dollars)	Years ended December 31, 2006	2005	2004
United States	$ 1,027,295	$ 992,322	$ 951,650
Caribbean, Central and South America	845,577	839,305	713,921
Africa	588,050	570,975	744,552
Pacific Basin and Far East	147,560	164,584	133,307
Canada/Mexico	78,044	74,788	70,208
Eastern Mediterranean	3,979	29,312	51,786
Europe	16,892	17,608	18,556
Totals	$ 2,707,397	$ 2,688,894	$ 2,683,980

The following table provides a geographic summary of Seaboard's long-lived assets according to their physical location and primary port for the vessels:

(Thousands of dollars)	December 31, 2006	2005
United States	$ 520,215	$ 526,938
Dominican Republic	31,251	35,566
Argentina	55,386	44,231
All other	31,325	20,835
Totals	$ 638,177	$ 627,570

At December 31, 2006 and 2005, Seaboard had approximately $142,848,000 and $111,801,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful accounts is adequate.

SEABOARD CORPORATION
Stockholder Information

Board of Directors

H.H. Bresky
Chairman of the Board
Retired, former President and Chief Executive Officer

David A. Adamsen
Director
Vice President – Wholesale & Manufacturing, The Penn Traffic Company

Douglas W. Baena
Director
Chief Executive Officer, CreditAmerica, Inc.

Steven J. Bresky
Director
President and Chief Executive Officer

Kevin M. Kennedy
Director
Chief Financial Officer, Seaspan Corporation

Joseph E. Rodrigues
Director
Retired, former Executive Vice President and Treasurer

Officers

Steven J. Bresky
President and Chief Executive Officer

Robert L. Steer
Senior Vice President, Chief Financial Officer

David M. Becker
Vice President, General Counsel and Secretary

Barry E. Gum
Vice President, Finance and Treasurer

James L. Gutsch
Vice President, Engineering

Ralph L. Moss
Vice President, Governmental Affairs

David S. Oswalt
Vice President, Taxation and Business Development

John A. Virgo
Vice President, Corporate Controller and Chief Accounting Officer

Adriana N. Hoskins
Assistant Treasurer

Chief Executive Officers of Principal Seaboard Operations

Rodney K. Brenneman
Pork

David M. Dannov
Commodity Trading and Milling

Edward A. Gonzalez
Marine

Richard A. Watt
Sugar & Citrus

Armando G. Rodriguez
Power

Stock Transfer Agent and Registrar of Stock

UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, Missouri 64141-0064
(800) 884-4225

Auditors

KPMG LLP
1000 Walnut, Suite 1000
Kansas City, Missouri 64106

Stock Listing

Seaboard's common stock is traded on the American Stock Exchange under the symbol SEB. Seaboard had 169 shareholders of record of shares of its common stock as of February 16, 2007.

Availability of 10-K Report

Seaboard files its Annual Report on Form 10-K with the Securities and Exchange Commission. Copies of the Form 10-K for fiscal 2006 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Shawnee Mission, Kansas 66202, Attention: Shareholder Relations or via the Internet at **www.seaboardcorp.com**. Seaboard provides access to its most recent Form 10-K, 10-Q and 8-K reports on its Internet website, free of charge, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

END

Seaboard Corporation
9000 West 67th Street
Shawnee Mission, Kansas 66202